04025564

COMMUNITY FIRST
BANCORPORATION

PE
12-31-03

AR/S

ANNUAL REPORT
2003

COMMUNITY FIRST BANCORPORATION
OCONEE COUNTY, SOUTH CAROLINA
ANDERSON COUNTY, SOUTH CAROLINA

COMMUNITY FIRST BANCORPORATION

2003 ANNUAL REPORT

Contents

About the Company

Community First Bancorporation (the "Company"), headquartered in Walhalla, South Carolina, is a bank holding company organized as a South Carolina corporation with one wholly-owned commercial banking subsidiary. Through its subsidiary, Community First Bank (the "Bank"), the Company provides a wide range of lending and deposit services and telebanking. Substantially all lending and deposit acquisition activities occur within the Company's local market areas in Oconee and Anderson counties of South Carolina. The Company markets its products and services principally by offering attractive interest rates and fees along with a friendly, personal service approach which management believes can best be accomplished by a locally owned community bank. The Bank first commenced operations on March 12, 1990, and the Company was organized in 1997 to become the Bank's holding company under a plan approved by the Bank's shareholders.

Locations

Walhalla Office
3685 Blue Ridge Boulevard
Walhalla, South Carolina 29691
(864) 638-2105

Seneca Office
1600 Sandifer Boulevard
Seneca, South Carolina 29678
(864) 882-2575

Anderson Office
4002 Clemson Boulevard
Anderson, South Carolina 29621
(864) 222-2440

Williamston Office
208 East Main Street
Williamston, SC 29697
(864) 847-5109

Westminster Office
1101 East Main Street
Westminster, South Carolina 29693
(864) 647-9554

Financial Highlights

(Dollars in thousands, except per share)

	2003	2002	Percent Change
Balance Sheet			
Total assets	**$ 280,526**	$ 232,855	20.5%
Loans	**147,650**	137,359	7.5
Securities	**86,023**	62,968	36.6
Deposits	**256,551**	211,639	21.2
Shareholders' equity	**22,537**	20,085	12.2
For the Year			
Net interest income	**$ 7,575**	$ 7,864	(3.7)%
Provision for loan losses	**522**	1,291	(59.6)
Noninterest income	**2,033**	1,413	43.9
Noninterest expenses	**4,414**	3,697	19.4
Income tax expense	**1,667**	1,527	9.2
Net income	**3,005**	2,762	8.8
Per Share*			
Net income	**$ 1.27**	$ 1.18	7.6%
Net income, assuming dilution	**1.21**	1.12	8.0
Book value at year end	**9.54**	8.53	11.8
Financial Performance Ratios			
Return on average assets	**1.12%**	1.24%	
Return on average equity	**14.03%**	14.89%	
Asset Quality Ratios			
Nonperforming loans to total loans	**.68%**	.63%	
Allowance for loan losses times nonperforming loans	**2.20x**	2.25x	
Net charge-offs to average total loans	**.19%**	.42%	

*Adjusted to reflect 5% stock dividends effective November 28, 2003 and November 28, 2002.

Total Assets (In Millions)


$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
1999
2000
2001
2002
2003

Net Income (In Thousands)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1999
2000
2001
2002
2003

Net Income per Share, Basic*


$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
1999
2000
2001
2002
2003

Return on Average Assets


1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1999
2000
2001
2002
2003

Return on Average Equity


16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
1999
2000
2001
2002
2003

President's Report to the Shareholders of Community First Bancorporation

For Community First Bancorporation, 2003 was another year of significant progress. Net income exceeded $3 million for the first time in our Company's history. Total assets at year end were in excess of $280,000,000. Earnings for 2003 provided $1.27 net income per share compared with $1.18 for the previous year.

2003 was our tenth consecutive year of issuing a stock dividend. This is an achievement of which we are very proud.

Deposit and loan growth are both important to our efforts to sustain long-term earnings performance and increased shareholder value. Deposits at the end of 2003 were $256,551,000, an increase of 21.2% over the previous year. Loans increased to $147,650,000, which represents an increase of 7.5%.

The opening of our newest office at 1101 East Main Street in Westminster strengthens our ability to deliver outstanding service to our Oconee County customers. This brings our number of full service offices in Oconee and Anderson Counties to five.

In December 2003, Mr. Theo Harris passed away. Mr. Harris was one of the original organizers of Community First Bank and a founding member of the Boards of Directors of both the Bank and the Company. He was instrumental in establishing our Westminster office. We are all thankful for his leadership and the significant contributions he made to the success of our Company.

Future plans call for our further expansion into the Anderson County market with the addition of new full service offices. This will enable us to respond to the growth in that market and the demand for Community First Bank's services. Our ability to become faster, more efficient and responsive to our customers is important to the growth potential of the markets we serve. Toward that end, we need to prepare and provide additional resources, technology, and support staff to maintain a strong competitive position. Plans are being made for this to take place to continue to meet our commitment of providing outstanding customer service.

For Community First Bancorporation, we feel the best is yet to come. We remain committed to quality growth, delivering outstanding service to our customers, and dedication to superior performance resulting in continued increases in shareholder value.

Respectfully,

Frederick D. Shepherd, Jr.
President and Chief Executive Officer

Financial Summary

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)				
Financial Condition					
Securities	$ 86,023	$ 62,968	$ 71,339	$ 57,862	$ 54,178
Allowance for loan losses	2,197	1,950	1,200	1,000	943
Net loans (1)	145,453	135,409	118,544	96,562	75,215
Premises and equipment - net	4,454	4,148	3,232	3,411	3,289
Total assets	280,526	232,855	211,898	181,066	153,583
Noninterest bearing deposits	32,273	24,416	25,449	21,224	16,909
Interest bearing deposits	224,278	187,223	168,070	143,158	121,709
Total deposits	256,551	211,639	193,519	164,382	138,618
Total liabilities	257,989	212,770	194,881	166,171	139,847
Total shareholders' equity	22,537	20,085	17,017	14,895	13,736
Results of Operations					
Interest income	$ 12,664	$ 12,580	$ 13,969	$ 12,034	$ 10,402
Interest expense	5,089	4,716	8,212	7,014	5,687
Net interest income	7,575	7,864	5,757	5,020	4,715
Provision for loan losses	522	1,291	567	305	300
Net interest income after provision	7,053	6,573	5,190	4,715	4,415
Other income	2,033	1,413	1,021	865	662
Other expenses	4,414	3,697	3,239	2,962	2,542
Income before income taxes	4,672	4,289	2,972	2,618	2,535
Income tax expense	1,667	1,527	1,067	939	909
Net income	$ 3,005	$ 2,762	$ 1,905	$ 1,679	$ 1,626
Per Share Data (2)					
Net income	$ 1.27	$ 1.18	$ 0.81	$ 0.72	$ 0.68
Net income, assuming dilution	1.21	1.12	0.77	0.67	0.63
Period end book value	9.54	8.53	7.29	6.36	5.64

(1) Excludes loans held for sale.
(2) Per share amounts have been retroactively adjusted to reflect 5% stock dividends effective November 28, 2003, November 28, 2002, December 21, 2001 and December 15, 2000, and a 10% stock dividend effective December 15, 1999.

Market for Common Stock and Dividends

Although a limited number of shares of common stock of Community First Bancorporation (the "Company") are traded from time to time on an individual basis, no established trading market has developed and none is expected to develop in the near future. The common stock is not traded on the NASDAQ National Market System, nor are there any market makers known to management.

During 2003, management was aware of a few transactions in which the Company's common stock traded in a price range from $16.19 to $20.00 per share (per share prices have been adjusted to reflect a 5% stock dividend effective November 28, 2003). However, management has not ascertained that these transactions resulted from arm's length negotiations between the parties involved, and because of the limited number of shares involved, these prices may not be indicative of the market value of the common stock.

As of February 29, 2004, there were approximately 828 holders of record of the Company's common stock, excluding individual participants in security position listings.

There have been no cash dividends declared or paid since the Company's inception. In order to support the Company's continuing need for capital to support anticipated asset growth and market expansion, management does not expect to declare or pay cash dividends in 2004.

The Board of Directors declared 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

The Company's ability to declare and pay cash dividends is largely dependent upon the successful operation of the subsidiary bank and its ability to pay cash dividends to the Company. South Carolina banking regulations restrict the amount of cash dividends that can be paid by the banking subsidiary to the Company. Any of the Bank's cash dividends to the Company in excess of the current year's earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the Bank to the Company, or by the Company to its shareholders, would be prohibited if the effect thereof would cause the capital of the banking subsidiary or the Company to be reduced below minimum capital requirements.

Management's Discussion and Analysis

This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community First Bancorporation and its wholly-owned subsidiary, Community First Bank (the "Bank"), which are collectively referred to as the "Company". This information should be reviewed in conjunction with the consolidated financial statements and related notes contained elsewhere in this report. Per share net income and net income, assuming dilution, have been adjusted to reflect 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

Forward-looking Statements

Statements included in Management's Discussion and Analysis which are not historical in nature are intended to be, and are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. Such forward-looking statements may be identified, without limitation, by the use of the words "anticipates," believes," "estimates," "expects," "intends," "plans," "predicts," "projects," and similar expressions. The Company's expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. The Company cautions readers that forward-looking statements, including without limitation, those relating to the Company's recent and continuing expansion, its future business prospects, revenues, working capital, liquidity, capital needs, interest costs, income, and adequacy of the allowance for loan losses, are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission.

Earnings Performance

2003 Compared with 2002

For the year ended December 31, 2003, the Company recorded net income of $3,005,000, an increase of $243,000, or 8.8%, above net income of $2,762,000 for 2002. Net income per share for 2003 was $1.27 compared with $1.18 for 2002. Per share net income, assuming dilution for unexercised stock options, was $1.21 for 2003 compared with $1.12 for 2002. Return on average assets was 1.12% for 2003 compared with 1.24% for 2002. Return on average shareholders' equity was 14.03% for 2003 compared with 14.89% for 2002.

Net income increased significantly in 2003 primarily due to lower provisions for loan losses and higher noninterest income. The $769,000 decrease in the provision for loan losses was attributable to several factors including lower loan charge-offs and a slower rate of loan growth. The $620,000 increase in noninterest income was attributable to higher fee income generated from an automatic overdraft protection product and gains from the sale of residential home mortgage loans, both products first introduced by the Company in 2002. Also, net gains from the sale of a few securities added to noninterest income in 2003. See "Provision for Loan Losses" and "Other Income" for further discussion.

Partially offsetting these positive net income factors were a $289,000 decrease in net interest income and a $717,000 increase in noninterest overhead expenses. The Company aggressively competed for deposits during 2003 by offering attractive interest rates in its local markets in Oconee and Anderson Counties of South Carolina. This effort succeeded in increasing average total deposits by $41,703,000 or 20.5%. Most of these deposits were interest bearing time deposits which mature or can be repriced by the end of 2004. The net interest margin narrowed because the demand for quality loans did not keep pace with deposit growth and most of the funds were employed in the lower-yielding securities and overnight federal funds sold categories. The average loan to deposit ratio for 2003 dropped to 58.2% from the 2002 ratio of 64.1%. Noninterest expenses increased in part due to the expenses of staffing and promoting the Company's new office location in Westminster, South Carolina, which opened for operations in May, 2003. Also, the Company acquired and implemented a new imaging technology for customer statements and other purposes in 2003 which is expected to help reduce future increases in operating expenses resulting from expected increases in the number of customer accounts. See "Net Interest Income" and "Other Expenses" for further discussion.

2002 Compared with 2001

For the year ended December 31, 2002, the Company recorded net income of $2,762,000, an increase of $857,000, or 45.0%, above net income of $1,905,000 for 2001. Net income per share for 2002 was $1.18 compared with $.81 for 2001. Per share net income, assuming dilution for unexercised stock options, was $1.12 for 2002 compared with $.77 for 2001. Return on average assets was 1.24% for 2002 compared with .91% for 2001. Return on average shareholders' equity increased to 14.89% for 2002 from 11.82% for 2001.

Net income increased significantly in 2002 primarily due to higher net interest income. The $2,107,000 increase in net interest income was attributable to higher volumes of loans outstanding in 2002 and lower rates paid for deposit funding sources. Increases in the amounts of loans outstanding were funded by a change in the mix of the earning assets portfolio and through deposit sources obtained at favorable rates within the Company's local market areas.

Partially offsetting the positive effects of increased net interest income was a significant increase in the amount of the provision for loan losses. In 2002, the banking subsidiary provided $1,291,000 for loan losses compared with a provision of $567,000 in 2001.

Both noninterest income and noninterest expenses increased significantly during 2002. The subsidiary bank implemented a new automatic overdraft protection product, and made other changes in the amounts of service charges, during 2002 that increased the amount of service charge income collected from customers. Noninterest expenses increased substantially, also, due both to continued expansion of the number of the Bank's locations and the effects of increased numbers of deposit and loan accounts.

Comprehensive Income

Comprehensive income for 2003, 2002 and 2001 was $2,427,000, $2,978,000 and $2,435,000, respectively. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Other elements of comprehensive income for the Company are correlated directly to the effects that changing market rates of interest have on the fair values of the Company's holdings of available-for-sale securities. The resulting changes in unrealized holding gains and losses on such securities are reported as a separate component of shareholders' equity. Those changes in fair value, net of income tax effects, combined with net income, comprise comprehensive income.

Net Interest Income

Net interest income, the difference between interest income earned and interest expense incurred, is the principal source of the Company's earnings. Net interest income is affected by changes in the levels of interest rates and by changes in the volume and mix of interest earning assets and interest bearing liabilities.

Net interest income was $7,575,000, $7,864,000 and $5,757,000 for 2003, 2002 and 2001, respectively. Interest income for 2003 was $84,000, or 0.7%, more than in 2002. However, interest expense for 2003 increased $373,000, or 7.9%, from the prior year amount. The $289,000 decrease in net interest income for 2003 resulted from the effects of lower interest rates earned on interest earning assets and significantly higher volumes of interest bearing liabilities. Such interest bearing liabilities were comprised entirely of interest bearing deposits.

The average rate earned on interest earning assets declined by 96 basis points to 4.92% for 2003. The average rate paid for interest bearing liabilities during 2003 was 2.34%, a decrease of 30 basis points from 2002.

Average interest earning assets during 2003 were $257,284,000, an increase of $43,516,000 or 20.4% over 2002. Average loans for the 2003 nine-month period totaled $142,322,000, an increase of $12,218,000 or 9.4% over 2002. Average loans were 55.3% and 60.9% of average interest earning assets for 2003 and 2002, respectively. Average federal funds sold for 2003 were $38,465,000, an increase of $14,809,000 or 62.6% over 2002. Average interest bearing liabilities during 2003 totaled $217,934,000, representing an increase of $39,597,000 or 22.2% over the amount for 2002. Average time deposits of $100,000 and over increased to $63,106,000 for 2003 from $54,650,000 in the prior year, an increase of $8,456,000 or 15.5%. Average time deposits less than $100,000 increased to $93,588,000 for 2003 from $69,272,000 in 2002, representing an increase of $24,316,000 or 35.1%. Average interest bearing transaction and savings accounts increased to $61,240,000 for 2003, an increase of $6,825,000 or 12.5% from 2002.

The average interest rate spread (average yield on interest earning assets less the average rate paid on interest bearing liabilities) for 2003 declined 66 basis points to 2.58%. Net yield on earning assets (net interest income divided by average interest earning assets) declined 74 basis points to 2.94% for 2003.

Market rates of interest were relatively stable in 2003. During the year ended December 31, 2003, the Federal Reserve Bank's Open Market Committee lowered key target interest rates on only one occasion, resulting in a reduction of 25 basis points in those target rates. Consequently, the prime rate, a key determinant of rates charged to the Bank's most credit-worthy customers and a factor considered in all loan-pricing decisions, was similarly reduced. As of December 31, 2003, approximately $48,000,000, or 32.5%, of the Company's loan portfolio was composed of variable rate loans directly indexed to movements in the prime rate. The average rate earned on loans during 2003 was 6.98%, compared with 7.34% for 2002. Similarly, in response to the Federal Reserve's rate reduction, other market rates of interest have declined. Securities issuers have taken advantage of these circumstances by redeeming securities that were issued with call provisions, and reissuing new securities at lower rates. As a result, the yield on the Company's taxable securities was 3.02% for 2003, compared with 4.41% for the same period of 2002.

The Company focused its funding efforts on attracting time deposit accounts during 2003. Within that year, time deposits of all types increased by $24,672,000. To acquire those deposits, the Company offered interest rates that, although generally consistent with the offerings of other locally-owned financial institutions, were somewhat higher than rates offered by the regional and nationwide institutions who also operate in the Company's market areas. The majority of the funds obtained in 2003 are scheduled to mature before the end of 2004.

Because loan demand softened, the Company invested the funds it acquired during 2003 primarily in the lower-yielding categories of investment securities and federal funds sold. Loan demand in the Company's market areas was adversely affected in 2003 by the bankruptcy of a relatively unregulated mortgage banking operation's local funding subsidiary. This event resulted in the recognition of approximately $200,000,000 of losses by local investors. The longer-term effect of the bankruptcy on the local economy is uncertain.

The $2,107,000 increase in net interest income for 2002 was due to several factors. The lower interest rate environment in 2002 compared with 2001 resulted in significant reductions in both interest income and interest expense. The Company changed the "mix" of its interest earning assets in favor of the generally higher-yielding loans, somewhat mitigating the effects of the lower rate environment on interest income. The ratio of average loans to average deposits increased to 64.1% for 2002 compared with 55.5% during 2001. The average rate earned on interest earning assets decreased 107 basis points in 2002. In 2002, management reduced the interest rates paid on interest bearing transaction and savings deposits and reduced significantly the rates offered for new or reinvested certificates of deposit. Relatively large amounts of certificates of deposit matured or were otherwise repriced according to their terms in 2002. Consequently, the average rate paid in 2003 for interest bearing deposit liabilities decreased 223 basis points compared with 2002. The average interest rate spread increased 116 basis points and the net yield on average interest earning assets increased 82 basis points in 2002 compared with 2001.

The table, "Average Balances, Yields and Rates", provides a detailed analysis of the average amounts of the Company's assets and liabilities and the effective yields and rates on the categories of average interest earning assets and interest bearing liabilities for the years ended December 31, 2003, 2002 and 2001.

Average Balances, Yields and Rates

	Years ended December 31,								
	2003			2002			2001		
	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates	Average Balances (1)	Income/ Expense	Yields/ Rates
	(Dollars in thousands)								
Assets									
Interest bearing deposits due from banks	$ 25	$ -	0.00%	$ 26	$ 1	3.85%	$ 20	$ 1	5.00%
Taxable securities	75,069	2,270	3.02%	59,246	2,613	4.41%	62,458	3,620	5.80%
Tax-exempt securities	697	26	3.73%	198	10	5.05%	198	10	5.05%
Federal funds sold	38,465	403	1.05%	23,656	381	1.61%	31,515	1,298	4.12%
Other investments	706	27	3.82%	538	21	3.90%	458	38	8.30%
Loans (2)	142,322	9,938	6.98%	130,104	9,554	7.34%	106,480	9,002	8.45%
Total interest earning assets	257,284	12,664	4.92%	213,768	12,580	5.88%	201,129	13,969	6.95%
Cash and due from banks	4,194			3,931			3,588		
Allowance for loan losses	(2,188)			(1,621)			(1,030)		
Unrealized securities gains (losses)	265			441			177		
Premises and equipment	4,352			3,395			3,317		
Other assets	3,752			2,692			2,813		
Total assets	$ 267,659			$ 222,606			$ 209,994		
Liabilities and shareholders' equity									
Interest bearing deposits									
Interest bearing transaction accounts	$ 32,985	$ 251	0.76%	$ 28,945	$ 363	1.25%	$ 26,099	$ 628	2.41%
Savings	28,255	161	0.57%	25,470	266	1.04%	23,707	738	3.11%
Time deposits $100M and over	63,106	1,609	2.55%	54,650	1,573	2.88%	50,156	2,661	5.31%
Other time deposits	93,588	3,068	3.28%	69,272	2,514	3.63%	68,637	4,185	6.10%
Total interest bearing deposits	217,934	5,089	2.34%	178,337	4,716	2.64%	168,599	8,212	4.87%
Noninterest bearing demand deposits	26,778			24,672			23,352		
Other liabilities	1,529			1,044			1,932		
Shareholders' equity	21,418			18,553			16,111		
Total liabilities and shareholders' equity	$ 267,659			$ 222,606			$ 209,994		
Interest rate spread (3)			2.58%			3.24%			2.08%
Net interest income and net yield on earning assets (4)		$7,575	2.94%		$7,864	3.68%		$5,757	2.86%
Interest free funds supporting earning assets (5)	$ 39,350			$ 35,431			$ 32,530		

(1) Average balances are computed on a daily basis.
(2) Nonaccrual loans are included in the average loan balances and income on such loans generally is recognized on a cash basis.
(3) Total interest earning assets yield less the total interest bearing liabilities rate.
(4) Net interest income divided by total interest earning assets.
(5) Total interest earning assets less total interest bearing liabilities.

The table, "Volume and Rate Variance Analysis", provides a summary of changes in net interest income resulting from changes in volumes of interest earning assets and interest bearing liabilities, and the rates earned and paid on such assets and liabilities.

Volume and Rate Variance Analysis

	2003 Compared with 2002			2002 Compared with 2001		
	Volume (1)	Rate (1)	Total	Volume (1)	Rate (1)	Total
	(Dollars in thousands)					
Interest bearing deposits due from banks	$ -	$ (1)	$ (1)	$ -	$ -	$ -
Taxable securities	597	(940)	(343)	(178)	(829)	(1,007)
Tax-exempt securities	19	(3)	16	-	-	-
Federal funds sold	185	(163)	22	(266)	(651)	(917)
Other investments	7	(1)	6	6	(23)	(17)
Loans	868	(484)	384	1,832	(1,280)	552
Total interest income	1,676	(1,592)	84	1,394	(2,783)	(1,389)
Interest bearing deposits						
Interest bearing transaction accounts	45	(157)	(112)	62	(327)	(265)
Savings	27	(132)	(105)	51	(523)	(472)
Time deposits $100M and over	227	(191)	36	221	(1,309)	(1,088)
Other time deposits	816	(262)	554	38	(1,709)	(1,671)
Total interest expense	1,115	(742)	373	372	(3,868)	(3,496)
Net interest income	$ 561	$ (850)	$ (289)	$ 1,022	$ 1,085	$ 2,107

(1) The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances except in categories having balances in only one period. In such cases, the entire variance is attributed to volume variances.

Management currently expects that interest rates may move slightly higher, but within a narrow range, in 2004. Management has not presently identified any factors that it believes might cause interest rates to increase sharply in a short period of time. However, changes in interest rates that can significantly affect the Company, either positively or negatively, are possible. In the absence of significant changes in market interest rate levels, any significant changes in net interest income during 2004 are expected to result primarily from changes in the volumes of interest earning assets and liabilities.

Interest Rate Sensitivity

Interest rate sensitivity measures the timing and magnitude of the repricing of assets compared with the repricing of liabilities and is an important part of asset/liability management. The objective of interest rate sensitivity management is to generate stable growth in net interest income, and to control the risks associated with interest rate movements. Management constantly monitors interest rate risk exposures and the expected interest rate environment so that adjustments in interest rate sensitivity can be timely made.

The table, "Interest Sensitivity Analysis", indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets at the end of 2003 by $121,666,000, resulting in a cumulative gap ratio of .39. When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 2003 with respect to the one-year time horizon. For a bank with a negative gap, falling interest rates would ordinarily be expected to have a positive effect on net interest income and rising rates would ordinarily be expected to have a negative effect. However, in a rapidly falling interest rate environment, net interest income can decrease despite a negative interest sensitivity gap. This occurs because traditional interest sensitivity analysis does not account for all factors that affect the repricing of assets including actions taken by consumers and businesses to prepay, refinance or renegotiate terms associated with existing, higher fixed rate loans and mortgages. Similarly, issuers of federal and local government securities frequently exercise early call options to prepay or refinance their debt securities at lower rates.

A mismatch in the size of the interest rate changes that are possible for certain interest sensitive assets and liabilities can also have a negative effect on net interest margins in a rapidly falling interest rate environment. For example, the Company is relatively constrained in its ability to reprice interest bearing transaction accounts and savings accounts.

Although these deposits are interest sensitive in the earliest period shown in the table, the rates paid cannot decrease below zero. Yields on interest earning assets, however, are generally established at interest rates in excess of the Company's cost to acquire funds, and may therefore decrease further before they are similarly constrained.

The table, "Interest Sensitivity Analysis", reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the loans' final maturity dates. Variable rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Securities are reflected at the earlier of each instrument's ultimate maturity or contractual repricing date. Overnight federal funds sold are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest bearing liabilities with no contractual maturity, such as interest bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval. These liabilities are subject to contractual arrangements that allow management to vary the rates paid on these deposits within a thirty-day or shorter period. However, the Company is not obligated to vary the rates paid on those deposits within any given period. Fixed rate time deposits, principally certificates of deposit, are reflected at their contractual maturity dates. Variable rate time deposits, principally individual retirement accounts, are reflected at the earlier of their next repricing or maturity dates.

Interest Sensitivity Analysis

			December 31, 2003		
	Within 3 Months	4-12 Months	Over 1-5 Years	Over 5 Years	Total
			(Dollars in thousands)		
Interest earning assets					
Interest bearing deposits due from banks	$ 29	$ -	$ -	$ -	$ 29
Securities available-for-sale	376	289	40,522	44,836	86,023
Other investments	750	-	-	-	750
Federal funds sold	31,916	-	-	-	31,916
Loans (1)	34,549	8,991	93,573	9,540	146,653
Total interest earning assets	67,620	9,280	$ 134,095	$ 54,376	$ 265,371
Interest bearing liabilities					
Interest bearing deposits					
Interest bearing transaction accounts	$ 32,633	$ -	$ -	$ -	$ 32,633
Savings	28,419	-	-	-	28,419
Time deposits $100M and over	22,133	30,739	7,875	-	60,747
Other time deposits	21,509	63,133	17,837	-	102,479
Total interest bearing liabilities	104,694	93,872	$ 25,712	$ -	$ 224,278
Interest sensitivity gap	$ (37,074)	$ (84,592)			
Cumulative interest sensitivity gap	$ (37,074)	$ (121,666)			
Gap ratio	0.65	0.10			
Cumulative gap ratio	0.65	0.39			

(1) Loans exclude loans held for sale and are net of nonaccruing loans totaling $997,000.

Provision for Loan Losses

The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and its estimate of the related allowance for loan losses. Provisions for loan losses were $522,000, $1,291,000 and $567,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The decreased provision in 2003 was largely the result of decreased amounts of loan charge-offs, an approximate 50% decline in the rate of loan growth during 2003 compared with 2002, and a slight decrease in the total volume of nonaccrual and other potential problem loans at the end of 2003 from the end of 2002. However, uncertainty about the impact that the current recovery from the recent national economic downturn and a major local bankruptcy might have on local economic and business conditions had an influence on management's estimate of the allowance for loan losses and the related provision. The allowance for loan losses as a percentage of total loans at year-end was 1.49% for 2003 compared with 1.42% as of the end of 2002. Net charge-offs for 2003 were $275,000, a decrease of $266,000 from the amount for 2002. Net charge-offs for 2002 were $541,000, an increase of $174,000 over the 2001 amount. See "Impaired Loans," "Potential Problem Loans," "Allowance for Loan Losses" and "The Application of Critical Accounting Policies" for further information and a discussion of the methodology used and factors considered by management in its estimate of the allowance for loan losses.

Other Income

Noninterest income for 2003 increased by $620,000 or 43.9% over 2002. Service charges on deposit accounts accounted for $358,000 of this increase due primarily to charges associated with a pre-arranged overdraft protection product first introduced in 2002. Gains on loans held for sale increased $127,000 in 2003 over 2002. In 2002, the Company began originating mortgage loans with the intent to sell, principally to a regional mortgage banker. Several advantages have accrued to the Company under this arrangement, including the ability to serve the needs within its established market areas for long-term financing for home purchases without incurring the interest rate risk of maintaining a long-term fixed-rate asset. In addition, as demonstrated by the gains realized on sale of loans originated during both 2003 and 2002, the Company was positioned to derive increased income from the wave of residential mortgage refinancing and new home purchases resulting from historically low market interest rates for such loans. The Company is generally afforded decreased risk of loss on such loans by acquiring take-out commitments for such loans prior to the loans' originations. In 2003, the Company realized net gains from the sale of a few available-for-sale securities of $80,000, compared with a loss of $2,000 in 2002.

Noninterest income increased by $392,000 or 38.4% for 2002 over 2001. Service charges on deposit accounts increased by $314,000 or 39.8%. This was due primarily to charges associated with the newly introduced pre-arranged overdraft protection product. In addition, the Company began in 2002 originating long-term residential mortgage loans to be sold to a mortgage banker. The Company realized $75,000 in gains on the sale of such loans in 2002.

Other Expenses

Noninterest expenses increased $717,000 or 19.4% for 2003 over the amount for 2002. Salaries and employee benefits increased $364,000 or 17.7% over the amount for 2002. This increase was caused primarily by the cost of staffing the Company's new Westminster office which opened for commercial operations in temporary facilities in May, 2003. The 2003 increase in personnel expense was also due to normal salary and wage adjustments made from time-to-time. In addition, employee group insurance expense was up $43,000 or 36.1% in 2003 due to significant premium increases as well as more participants.

As of December 31, 2003, the Company has two stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. While the Company has adopted the disclosure provisions of Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," as amended, there are no current intentions to adopt the fair value method recognition provisions of that Statement. Refer to "Stock-Based Compensation" in Note A to the consolidated financial statements included in this report for the pro-forma effects on net income and net income per share if the Company had applied such fair value method recognition.

Net occupancy and furniture and equipment expenses for 2003 increased $106,000 or 24.9%. Depreciation expense increased $34,000, largely due to the approximately $300,000 purchase of check imaging equipment primarily during the third quarter. Building and equipment maintenance and repair expenses increased $39,000. Property taxes, utilities and other related expenses also increased. The new branch office in Westminster contributed to a portion of the increase in these expenses.

Other noninterest expenses increased $246,000 or 20.2% for 2003 as compared with 2002. Stationery, printing and postage expense was $45,000 higher in 2003 largely due to the costs of implementing the new imaging technology for customers' statements and increases in account volumes from a larger customer base. Advertising and promotion expenses were up $33,000 primarily because of increased advertising to attract deposits and promote the new Westminster office. Other expenses increased primarily due to the branch expansion into Westminster, increased costs of computer software, and higher costs of corporate governance compliance resulting from recent regulatory changes.

The Company continues to hold for sale four parcels of commercial property consisting of land it developed in 1999 adjacent to its City of Anderson office. This property was subdivided and developed from the property originally acquired for the new office. The property is carried in the consolidated balance sheet at a cost of $980,000 as of December 31, 2003 and 2002. Periodically, management evaluates this real estate for impairment in value, and any appropriate downward adjustments to net realizable value will be charged to expense if necessary. No such downward adjustments have been made through December 31, 2003. During 2003, 2002 and 2001, marketing efforts to sell this property have been slowed due to adjacent road construction and no sales contracts have been entered into. However, the construction was completed in the fourth quarter of 2003 and management is optimistic that the marketing prospects for the property will improve.

Noninterest expenses for 2002 increased $458,000, or 14.1%, over the amount for 2001. Salaries and employee benefits increased by $303,000, or 17.3% over the 2001 amount. This increase was caused primarily by increased employee bonuses awarded in 2002 and normal salary and wage adjustments.

Net occupancy and furniture and equipment expenses decreased slightly in 2002 due primarily to a decrease in the amount of depreciation associated with data processing equipment. Computer and related equipment with an original cost of $265,000 became fully depreciated during 2002. Much of this equipment was replaced during 2002 with new, more advanced equipment for a cost of approximately $110,000.

Other expenses for 2002 increased $169,000, or 16.2%, over the amount for 2001 due to a $25,000 increase in expenses for stationery, printing and postage caused by continued increases in account volumes from a larger customer base and by higher postal rates, a $22,000 increase in expenses for professional services primarily caused by increased usage of outside assistance in assessing various business strategies, and a $47,000 increase in data processing because of the expenses associated with software used for the Company's basic information needs. During 2002, the Company licensed an enhanced version of its primary application software.

Noninterest expenses are expected to continue to increase in 2004 due to continued market expansion and technology investment. Increases in noninterest expenses are closely monitored and cost control will continue to be emphasized by management where possible in order to achieve profitability objectives and attain the goal of growth in the Company's market share in Oconee and Anderson counties.

Income Taxes

For 2003, federal and state income tax expenses increased by $140,000 to $1,667,000. In 2002, federal and state income tax expenses increased to $1,527,000 from $1,067,000 in 2001. The fluctuations in income tax expense are due to increasing amounts of earnings. The effective income tax rate (income tax expense divided by income before income taxes) was 35.7% for 2003, 35.6% for 2002, and 35.9% for 2001. The Company has only minimal amounts of income from nontaxable sources, such as nontaxable investment securities or loans to local governments.

Securities

The following table summarizes the carrying value amounts of securities held by the Company at each of the dates indicated.

	December 31,		
	2003 Available for-Sale	2002 Available for-Sale	2001 Available-for-Sale
	(Dollars in thousands)		
U. S. Government agencies	$ 53,171	$ 43,334	$ 62,329
State, county and municipal	2,021	210	203
Mortgage-backed securities	30,831	19,424	8,807
Total	$ 86,023	$ 62,968	$ 71,339

The following table presents maturities and weighted average yields of securities at December 31, 2003.

	December 31, 2003									
	Within One Year		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)									
Available-for-sale										
U. S. Government agencies	$ -	0.00%	$32,054	2.85%	$20,326	3.07%	$ 791	4.53%	$53,171	2.96%
State, county and municipal	-	0.00%	-	0.00%	1,151	3.28%	870	3.77%	2,021	3.49%
Mortgage-backed securities (1)	293	6.01%	3,989	3.24%	19,722	3.41%	6,827	3.89%	30,831	3.52%
Total	$ 293	6.01%	$36,043	2.89%	$41,199	3.24%	$8,488	3.94%	$86,023	3.17%

(1) Maturity categories based upon final stated maturity dates. Average maturity is substantially shorter because of the monthly return of principal on certain securities.

On an ongoing basis, management assigns securities upon purchase into one of three categories (trading, available-for-sale or held-to-maturity) based on intent, taking into consideration other factors including expectations for changes in market rates of interest, liquidity needs, asset/liability management strategies, and capital requirements. The Company has never held securities for trading purposes. During 2003, the Company sold several available-for-sale securities resulting in net realized gains of $80,000. During 2002 and 2001, securities were sold resulting in the recognition of a $2,000 loss in 2002 and a gain of $4,000 in 2001. No transfers of available-for-sale or held-to-maturity securities to other categories were effected in any of the years 2001 through 2003.

The investment portfolio grew by $23,055,000 in 2003 over the amount at the end of 2002. This increase was primarily the result of insufficient demand for quality loans to more profitably employ the large volume of new time deposits obtained in 2003. Also, the Company has a significant amount of local governmental deposits for which it is required by law to pledge securities as collateral. As of December 31, 2003, securities with a carrying value of $40,898,000 were pledged to secure such public deposits.

Market rates of interest declined only slightly during 2003 from the levels existing at the end of 2002. The shape of the U.S. Treasury security yield curve was basically unchanged throughout 2003. These external factors contribute significantly to the Company's pricing structure for its loan and deposit products and, to a large extent, determine the rates available on investment securities. In 2003, the Company continued to be subject to early call redemptions of securities as issuers of securities decreased their borrowing costs. Such early calls totaled $54,300,000 in 2003, representing a turnover rate of approximately 86% of the year end 2002 investment portfolio. In order to maintain the net interest margin, the Company invested larger amounts in longer-term U. S. Government agencies and mortgage-backed securities. However, the average maturity of the securities portfolio as of December 31, 2003 was only 3 months longer than the average maturity as of December 31, 2002. Less than 10% of the Company's investments mature in more than 10 years, and the majority of those investments are in mortgage-backed instruments.

By purchasing longer-term mortgage-backed securities, management has accepted a higher level of interest rate risk than the level that would result from investing solely in shorter-term higher-quality instruments. Management believes that this risk is mitigated somewhat by expected prepayments of the mortgage-backed securities and the presence of U. S. Government agencies' guarantees. Such prepayments recently have been driven to unusually high levels by increased home mortgage refinancing activity resulting from historically low residential mortgage interest rates. While the pace of prepayments likely will slow from that seen in recent years, management believes that the longer-term historical record indicates that the average life of mortgage loans, and therefore the expected average life of a typical mortgage-backed security, is significantly shorter than its contractual terms due to factors other than interest rates.

All mortgage-backed securities held by the Company were issued by the Federal Home Loan Mortgage Corporation, the Federal National Mortgage Association or the Government National Mortgage Association.

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individual, industry or groups of related individuals or industries, and there are no foreign loans.

The amounts of loans outstanding at December 31, 2003, 2002 and 2001 are shown in the following table according to type of loan, and the percentage of each category to total loans:

Loan Portfolio Composition

	December 31,					
	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Commercial, financial and industrial						
Commercial and industrial	$ 20,592	13.9%	$ 19,124	13.9%	$ 21,006	17.5%
Purchasing or carrying securities	2,323	1.6%	2,547	1.9%	2,578	2.1%
Real estate - construction	436	.3%	822	.6%	346	.3%
Real estate - mortgage						
1-4 family residential	58,762	39.8%	54,471	39.7%	45,329	37.9%
Multifamily (5 or more) residential	2,095	1.4%	2,311	1.7%	1,862	1.5%
Nonfarm, nonresidential	40,834	27.7%	36,122	26.3%	27,047	22.6%
Consumer installment						
Credit card and checking credit	998	.7%	1,033	.7%	1,030	.9%
Other	21,610	14.6%	20,929	15.2%	20,546	17.2%
Total loans	$ 147,650	100.0%	$ 137,359	100.0%	$ 119,744	100.0%

A certain degree of risk taking is inherent in the extension of credit. Management has established loan and credit policies and practices designed to control both the types and amounts of risks assumed, and to minimize losses. Such policies and practices include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Total loans grew $10,291,000 or 7.5% in 2003, compared with growth of $17,615,000 or 14.7% in 2002. The ratio of total loans to total deposits at the end of 2003 was 57.6% compared with 64.9% at the end of 2002. The demand for quality loans in 2003 did not keep pace with the $44,912,000 or 21.2% increase in total deposits. Management did not sacrifice loan quality standards in order to maintain any particular target loan to deposit ratio. The percentage composition of the loan portfolio as to type of loan did not change significantly in 2003 as compared with 2002.

Commercial and industrial loans primarily represent loans made to businesses, and may be made on either a secured or an unsecured basis. When taken, collateral consists of liens on receivables, equipment, inventories, furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt-to-worth ratios. During 2003, total commercial and industrial loans increased $1,468,000 or 7.7%, compared with a decrease of $1,882,000 or 9.0% during 2002. Loans mainly for business and investment purposes that are secured by real estate (nonfarm, nonresidential) increased by $4,712,000 or 13.0% in 2003 compared with an increase of $9,075,000 or 33.6% during 2002. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower's business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To control risk, more in-depth initial and continuing financial analysis of a borrower's cash flows and other financial information is generally required.

Real estate construction loans generally consist of financing the construction of 1-4 family dwellings and some nonfarm, nonresidential real estate. Usually, loan-to-cost ratios are limited to 75% and permanent financing commitments are usually required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised approximately 69% and 68% of the Company's loan portfolio at the end of 2003 and 2002, respectively. Real estate mortgage loans of all types grew $8,787,000 during 2003 and by $18,666,000 during 2002. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily home loans. Loan-to-value ratios for these instruments are generally limited to 80%. Nonfarm, nonresidential real estate loans are secured by business and commercial properties with loan-to-value ratios generally limited to 70%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment. During 2002, the Company began originating for sale mortgage loans pursuant to an agreement with a regional mortgage banking firm. Under this arrangement, the Company originated and sold mortgage loans of approximately $4,000,000 and $5,000,000 during 2003 and 2002, respectively. The Company does not retain servicing of these loans, nor is there any intention of retaining such rights in the immediate future.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of the Company's loans, by type, as of December 31, 2003, as well as the type of interest requirement on such loans.

	December 31, 2003			
	One Year or Less	One to Five Years	Five Years or More	Total
	(Dollars in thousands)			
Commercial, financial and industrial	$ 11,746	$ 10,773	$ 396	$ 22,915
Real estate - construction	279	157	-	436
Real estate - mortgage	26,339	66,486	8,866	101,691
Consumer installment	5,356	16,735	517	22,608
Total loans	$ 43,720	$ 94,151	$ 9,779	$ 147,650
Predetermined rate, maturity greater than one year	$ -	$ 77,762	$ 9,534	$ 87,296

Impaired Loans

Impaired loans are those loans on which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans and loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of the Company's impaired loans:

Nonaccrual and Past Due Loans

	December 31,		
	2003	2002	2001
	(Dollars in thousands)		
Nonaccrual loans	$ 997	$ 866	$ 609
Accruing loans 90 days or more past due	-	-	1
Total	$ 997	$ 866	$ 610
Percent of total loans	0.7%	0.6%	0.5%

When an impaired loan is 90 days or more past due as to interest or principal or there is serious doubt as to ultimate collectibility, the accrual of interest income is generally discontinued. Previously accrued interest on loans placed in a nonaccrual status is reversed against current income, and subsequent interest income is recognized on a cash basis when received. When the collectibility of a significant amount of principal is in serious doubt, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The effects of interest income accrued and collected on impaired loans were immaterial to the consolidated financial statements for 2003, 2002 and 2001.

As of December 31, 2003, there were no commitments to lend additional funds to debtors owing amounts on nonaccrual loans.

Potential Problem Loans

Management has identified and maintains a list of potential problem loans. These are loans that are not included in impaired loans (nonaccrual or past due 90 days or more and still accruing). A loan is added to the potential problem list when management becomes aware of information about possible credit problems of borrowers that causes doubts as to the ability of such borrowers to comply with the current loan repayment terms. The total amount of loans outstanding at December 31, 2003 determined by management to be potential problem loans was $1,053,000. This amount does not represent management's estimate of potential losses since a large proportion of such loans is secured by various types of collateral. The following table presents information about the types of collateral securing potential problem loans.

	December 31, 2003	
	Amount	%
	(Dollars in thousands)	
Real estate mortgage	$ 596	56.6%
Vehicles	209	19.9%
Mobile homes	67	6.4%
Other	110	10.4%
Unsecured	71	6.7%
Total	$ 1,053	100.0%

Allowance for Loan Losses

The table, "Summary of Loan Loss Experience", summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

Management believes that an aggregate evaluation that emphasizes individual loan risk grades and specific problem loan allocations is more meaningful than an allocation by loan categories. Management is not aware of any significant degree of increased exposure, risk of collection or other adverse features in any particular category of loans. See "The Application of Critical Accounting Policies" for further discussion of the factors and procedures used by management in estimating the allowance for loan losses.

Summary of Loan Loss Experience

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(Dollars in thousands)				
Total loans outstanding at end of period	$ 147,650	$ 137,359	$ 119,744	$ 97,562	$ 76,158
Average amount of loans outstanding	142,322	130,104	106,480	86,262	71,944
Balance of allowance for loan losses - beginning	$ 1,950	$ 1,200	$ 1,000	$ 943	$ 955
Loans charged off					
Commercial and industrial	305	193	249	97	234
Real estate - mortgage	-	131	-	40	-
Consumer installment	-	223	126	121	99
Total charge-offs	305	547	375	258	333
Recoveries of loans previously charged off					
Commercial and industrial	30	1	-	-	12
Consumer installment	-	5	8	10	9
Total recoveries	30	6	8	10	21
Net charge-offs	275	541	367	248	312
Additions to allowance charged to expense	522	1,291	567	305	300
Balance of allowance for loan losses - ending	$ 2,197	$ 1,950	$ 1,200	$ 1,000	$ 943
Ratios					
Net charge-offs to average loans	0.19%	0.42%	0.34%	0.29%	0.43%
Net charge-offs to loans at end of period	0.19%	0.39%	0.31%	0.25%	0.41%
Allowance for loan losses to average loans	1.54%	1.50%	1.13%	1.16%	1.31%
Allowance for loan losses to loans at end of period	1.49%	1.42%	1.00%	1.02%	1.24%
Net charge-offs to allowance for loan losses	12.52%	27.74%	30.58%	24.80%	33.09%
Net charge-offs to provision for loan losses	52.68%	41.91%	64.73%	81.31%	104.00%

Deposits

The average amounts and percentage composition of deposits held by the Company for the years ended December 31, 2003, 2002 and 2001, are summarized below:

Average Deposits

	Years Ended December 31,					
	2003		2002		2001	
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)					
Noninterest bearing demand	$ 26,778	10.9%	$ 24,672	12.2%	$ 23,352	12.2%
Interest bearing transaction accounts	32,985	13.6%	28,945	14.3%	26,099	13.6%
Savings	28,255	11.5%	25,470	12.5%	23,707	12.4%
Time deposits $100M and over	63,106	25.8%	54,650	26.9%	50,156	26.1%
Other time deposits	93,588	38.2%	69,272	34.1%	68,637	35.7%
Total deposits	$244,712	100.0%	$203,009	100.0%	$191,951	100.0%

As of December 31, 2003, there were $60,747,000 in time deposits of $100,000 or more. Approximately $22,005,000 mature within three months, $8,728,000 mature over three through six months, $20,761,000 mature over six through twelve months and $9,253,000 mature after one year. This level of large time deposits, as well as the growth in other deposits, can be attributed to growth planned by management. The vast majority of time deposits $100,000 and over are acquired within the Company's market areas in the ordinary course of business from customers with standing banking relationships. As of December 31, 2003, approximately $18,302,000 of time deposits of $100,000 or more represented deposits of local governmental entities. It is a common industry practice not to consider time deposits of $100,000 or more as core deposits since their retention can be influenced heavily by rates offered. Therefore, such deposits have the characteristics of shorter-term purchased funds. Certificates of deposit $100,000 and over require that the Company achieve and maintain an appropriate matching of maturity distributions and a diversification of sources to achieve an appropriate level of liquidity. The Company does not purchase brokered deposits.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.

	Years Ended December 31,		
	2003	2002	2001
Return on assets	1.12%	1.24%	0.91%
Return on equity	14.03%	14.89%	11.82%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to assets ratio	8.00%	8.33%	7.67%

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which are convertible immediately into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within the Company's market areas. Core deposits (total deposits less time deposits of $100,000 and over) provide a relatively stable funding base, and the average of these deposits represented 67.8% of average total assets during 2003 compared with 66.6% during 2002. Deposits of several local governmental entities comprised approximately 17% and 23% of total deposits at the end of 2003 and 2002, respectively. Because of the potentially volatile nature of this funding source, management maintains the Bank's membership in the Federal Home Loan Bank of Atlanta (the "FHLB") in order to gain access to its credit programs. As of December 31, 2003, the banking subsidiary is eligible to borrow up to $38,284,000 from the FHLB. Such borrowings, if utilized, would be secured by a lien on its investment in FHLB stock and all qualifying first mortgage residential loans held. Assets potentially subject to this lien totaled approximately $51,045,000 as of December 31, 2003. In addition, the banking subsidiary has available an unused short-term line of credit to purchase up to $6,900,000 of federal funds from an unrelated correspondent institution. The line is generally available on a one-day basis for up to 14 days in any 30 day period, in the sole discretion of the lender. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold. Securities available-for-sale, particularly those maturing within one year, and funds available from maturing loans provide secondary sources of liquidity.

Community First Bancorporation's ability to meet its cash obligations or to pay any possible future cash dividends to shareholders is dependent primarily on the successful operation of the subsidiary bank and its ability to pay cash dividends to the parent company. Any of the banking subsidiary's cash dividends in excess of the amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum regulatory requirements. In 2003 and 2002, the parent company received no cash dividends from its banking subsidiary. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Management believes that the overall liquidity sources of both the Company and its banking subsidiary are adequate to meet their operating needs.

Capital Resources

Shareholders' equity increased by $2,452,000 and $3,068,000 during 2003 and 2002, respectively. During 2003, net income increased shareholders' equity by $3,005,000 and the exercise of employee stock options provided an increase of $32,000. Other comprehensive income or loss, consisting primarily of the change in unrealized holding gains or losses on available-for-sale securities, net of deferred tax effects, decreased shareholders' equity by $578,000. In lieu of fractional shares, $7,000 was paid with respect to the 5% stock dividend issued in 2003. During 2002, net income increased shareholders equity by $2,762,000 and the exercise of employee stock options provided an increase of $96,000. Other comprehensive income or loss, which consisted primarily of the change in unrealized holding gains or losses on available-for-sale securities, increased shareholders' equity by $216,000. In lieu of fractional shares, $6,000 was paid with respect to the 5% stock dividend declared in 2002.

The Company and its banking subsidiary are each subject to regulatory risk-based capital adequacy standards. Under these standards, bank holding companies and banks are required to maintain certain minimum ratios of capital to risk-weighted assets and average total assets. Under the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), federal bank regulatory authorities are required to implement prescribed "prompt corrective actions" upon the deterioration of the capital position of a bank or bank holding company. If the capital position of an affected institution were to fall below certain levels, increasingly stringent regulatory corrective actions are mandated. Unrealized holding gains and losses on available-for-sale securities are generally excluded for purposes of calculating regulatory capital ratios. However, the extent of any unrealized appreciation or depreciation on securities will continue to be a factor that regulatory examiners consider in their overall assessment of capital adequacy.

Quantitative measures established by regulation to ensure capital adequacy require both the Company and the Bank to maintain minimum amounts and ratios, as set forth in the table below, of Total and Tier 1 Capital, as defined in the regulation, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2003 and 2002, that the Company and the Bank exceeded all capital adequacy minimum requirements to which they were subject.

To be categorized as well capitalized, the Company and the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. Federal regulators may also categorize the Company or the Bank as less than well capitalized based on subjective criteria. There are no conditions or events that management believes would cause the Company's or the Bank's category to be other than that resulting from meeting the minimum ratio requirements.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2003						
The Company						
Total Capital to risk weighted assets	$24,770	15.2%	$13,001	8.0%	$16,251	10.0%
Tier 1 Capital to risk weighted assets	$22,737	14.0%	$6,500	4.0%	$9,751	6.0%
Tier 1 Capital to average assets (leverage)	$22,737	8.3%	$10,959	4.0%	$16,439	6.0%
Community First Bank						
Total Capital to risk weighted assets	$23,940	14.7%	$13,001	8.0%	$16,251	10.0%
Tier 1 Capital to risk weighted assets	$21,907	13.5%	$6,500	4.0%	$9,751	6.0%
Tier 1 Capital to average assets (leverage)	$21,907	8.0%	$10,959	4.0%	$16,439	6.0%
December 31, 2002						
The Company						
Total Capital to risk weighted assets	$21,481	15.2%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$19,706	13.9%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$19,706	8.8%	$8,994	4.0%	$13,491	6.0%
Community First Bank						
Total Capital to risk weighted assets	$20,659	14.6%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$18,884	13.3%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$18,884	8.4%	$8,994	4.0%	$13,491	6.0%

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses having large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

Off-Balance Sheet Arrangements, Contractual Obligations and Contingent Liabilities and Commitments

The Company presently engages in only limited off-balance sheet arrangements. Such arrangements are defined as potentially material transactions, agreements, or other contractual arrangements which the Company has entered into that involve an entity that is not consolidated into its financial statements and, under which the Company, whether or not it is a party to the arrangement, has, or in the future may have:

- any obligation under a direct or indirect guarantee of similar arrangement;
- a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement;
- derivatives, to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements; or
- any obligation or liability, including a contingent obligation or liability, to the extent that it is not fully reflected in the financial statements (excluding the footnotes thereto).

The Company's off-balance sheet arrangements presently include only commitments to extend credit and standby letters of credit. Such instruments have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to these instruments is represented by the contractual, or notional, amount of those instruments. Generally, the same credit policies used for on-balance sheet instruments, such as loans, are used in extending loan commitments and letters of credit. The following table sets out the contractual amounts of those arrangements:

	December 31,	
	2003	2002
	(Dollars in thousands)	
Loan commitments	$ 14,482	$ 13,943
Standby letters of credit	449	238

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

As described under "Liquidity," management believes that its various sources of liquidity provide the resources necessary for the Bank to fund the loan commitments and to perform under standby letters of credit, if the need arises. Neither the Company nor the Bank are involved in other off-balance sheet contractual relationships or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

The Application of Critical Accounting Policies

The consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. Management believes that the following policy may involve a higher degree of judgment and complexity in its application and represents the critical accounting policy used in the preparation of the Company's financial statements. If different assumptions or conditions were to prevail, the results could be materially different from the reported results.

Management has discussed the selection, development and disclosure of its critical accounting policy's methodology and assumptions with the Company's audit committee to enhance that body's awareness of those factors and to enable it to assess the appropriateness of management's procedures and conclusions, and its disclosures about this accounting policy.

Provision and Allowance for Loan Losses

The Company is required to estimate the collectibility of its loan portfolio as of each accounting period end and, as a result, provide for an allowance for possible loan losses. The allowance for loan losses is increased by the provision for loan losses charged to expense, and any recoveries received on loans previously charged off. The allowance is decreased by deducting the amount of uncollectible loans charged off.

A considerable amount of judgment is required in order to compute an estimate of the amount of the allowance for loan losses. Management's judgments must be applied in assessing the current creditworthiness of the Company's borrowers and in estimating uncertain future events and their effects based on currently known facts and circumstances. Changes in the estimated allowance for loan losses arising as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which such a change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific allowance amounts are provided for individual loans based on management's evaluation of the Company's loss exposure taking into account the current payment status, underlying collateral and other known information about the borrower's circumstances. Typically, these loans are identified as impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount believed to be appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

The provision for loan losses charged to expense decreased significantly in 2003 to $522,000 compared with $1,291,000 and $567,000 in 2002 and 2001, respectively. The allowance for loan losses at the end of 2003 was $2,197,000, up $247,000 or 12.7% as compared with the allowance of $1,950,000 as of the end of 2002. As a percentage of total loans outstanding at year end, the allowance for loan losses stood at 1.49%, 1.42% and 1.00% for 2003, 2002 and 2001, respectively. In making its judgments about the percentage factors applied to loan risk grade categories, management elected to take a more conservative approach in both 2003 and 2002. Several key factors influenced management's decision to take this approach, including the trend toward increases in net loan charge-offs, impaired or non-performing loans and potential problem loans over the last three years. While net loan charge-offs decreased to $275,000 in 2003, net loan charge-offs increased to $541,000 in 2002, an increase of 47.4% over the 2001 amount, after increasing to $367,000 or 48.0% over the 2000 amount. As of the end of 2003, impaired or non-performing loans grew to $997,000, up from $866,000 and $610,000 at the end of 2002 and 2001, respectively. Potential problem loans were $1,053,000 at the end of 2003, compared with $1,279,000 and $880,000 at the end of 2002 and 2001, respectively. While management believes that the local economy remains relatively healthy, uncertainty exists about the effects that the 2003 bankruptcy of a mortgage banking operation's local funding subsidiary might have on the Company's borrowers. This failure caused losses of approximately $200,000,000 to numerous large and small local investors. While the national economy appears to be currently in recovery, concerns remain that the national economic downturn that began in 2001, and continuing throughout 2002 and 2003, eventually might have a more noticeable effect locally. Manufacturing remains a significant sector of the local economy. Loan growth has also had an influence on the provisions for loan losses in 2003, 2002 and 2001. Total year end loans grew 7.5%, 14.7% and 22.7% in 2003, 2002 and 2001, respectively. The Company entered into the new market of Anderson County, South Carolina in 1999, and has continued to expand its presence over the last several years. Activities within this market initially emphasized the acquisition of deposit liabilities to fund loan growth. The Company's loan origination activities increased significantly in 2003, 2002 and 2001. Because the Anderson County market is still relatively new to the Company, management perceives a higher degree of risk in its lending operations there and, consequently, a higher provision and allowance for loan losses has been estimated until further experience is obtained. If experience in this market proves to be better than management has estimated, the Company may be able to increase the size of its loan portfolio without the need for significantly increasing its provision and allowance for loan losses in the future.

Management has established loan and credit policies and practices that are designed to control credit risks as a part of the loan underwriting process. These policies and practices include, for example, requirements for minimum loan to collateral value ratios, real estate appraisal requirements and obtaining credit and financial information on borrowers. However, if the capacity for borrowers to repay and/or collateral values should deteriorate subsequent to the underwriting process, the estimate of provision and allowance for loan losses might increase, thereby decreasing net income and shareholders' equity. During 2003 and 2002, the total of loans secured by real estate mortgages increased by $27,453,000 from $74,238,000 at the end of 2001 to $101,691,000 by the end of 2003. Of this increase, $13,433,000 consisted of loans secured by 1-4 family residential real estate mortgages, and $13,787,000 consisted of loans secured by nonfarm, nonresidential real estate mortgages. A significant or prolonged downturn in national and local economic and business conditions could negatively affect the borrowers' capacity to repay these loans as well as the value of the underlying collateral. This scenario would be likely to substantially increase the level of impaired or non-performing loans, non-earning foreclosed real estate and increase overall credit risk by shrinking the margin of collateral values as compared with loans outstanding. Another factor that could adversely affect borrowers' ability to make payments in accordance with loan terms is the potential for increases in rates charged for loans. The Company has a significant amount of variable rate loans outstanding. In addition, some loans are refinanced at maturity rather than being paid out in a lump sum. If interest rates were to increase sharply in a short time period, some loan customers might not be able to afford payments on loans made or repriced at the higher resulting interest rates, nor would they necessarily be able to obtain more favorable terms elsewhere. This could also cause an increase in the amounts of impaired or non-performing assets and other credit risks.

Impact of Recent Accounting Changes

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This Statement was effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections FASB Statement No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,"* addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments were required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of FASB No. 145 as of their effective dates did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Costs Associated with Exit or Disposal Activities FASB Statement No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities,*" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issues Nos. 88-10 and 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of Statement No. 146 as of January 1, 2003 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others The FASB issued its Interpretation 45 ("FIN 45"), "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,*" which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements were effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions were effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 did not have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Consolidation of Variable Interest Entities FASB Interpretation 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,*" provides a new framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires that if a business enterprise has a controlling financial interest in a VIE, the assets, liabilities and results of the activities of the VIE must be included in the consolidated financial statements of a business enterprise. This interpretation also requires existing unconsolidated VIE's to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. VIE's that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 was effective immediately for VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. This Interpretation does not apply to securitization structures that are qualified special purpose entities as defined within FASB Statement No. 140. Management does not believe that adoption of this Interpretation has had, or will have, any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Amendment of FASB Statement No. 133 The FASB issued its Statement No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities,*" which amends and clarifies accounting and disclosure for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133. This Statement was effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. Adoption of this Statement did not have a material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Financial Instruments with Characteristics of both Liabilities and Equity FASB Statement No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,*" provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in FASB Statement No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 30, 2003. Adoption of this Statement had no material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Other-Than-Temporary Impairment of Certain Investments In November 2003, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.*" EITF Issue No. 03-1 requires tabular disclosure of the amount of unrealized losses and the related estimated fair value of investments with unrealized losses aggregated for each category of investment that is disclosed in accordance with SFAS No. 115. In addition, it requires sufficient narrative disclosure to allow financial statement users to understand both the aggregated tabular information and the positive and negative information considered in reaching the conclusion that the impairments are not other-than-temporary. See Note C to the consolidated financial statements for the required disclosures.

Independent Auditors' Report

The Shareholders and Board of Directors
of Community First Bancorporation

We have audited the accompanying consolidated balance sheet of Community First Bancorporation and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Community First Bancorporation for the year ended December 31, 2001 were audited by other auditors whose report dated February 7, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community First Bancorporation and subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

J.W. Hunt and Company, LLP

J. W. Hunt and Company, LLP
Certified Public Accountants
Columbia, South Carolina
January 21, 2004

Consolidated Balance Sheet
Community First Bancorporation

	December 31, 2003	December 31, 2002
Assets		
Cash and due from banks (Note B)	$ 7,560,353	$ 5,113,815
Interest bearing deposits due from banks	28,764	32,364
Federal funds sold	31,916,000	21,471,000
Securities available-for-sale (Note C)	86,022,915	62,967,593
Other investments	750,200	554,500
Loans held for sale	-	211,127
Loans (Note D)	147,649,915	137,358,504
Allowance for loan losses	(2,196,500)	(1,950,000)
Loans - net	145,453,415	135,408,504
Premises and equipment - net (Note E)	4,453,781	4,148,080
Accrued interest receivable	1,424,305	1,350,574
Real estate held for sale	980,003	980,003
Other assets	1,936,543	617,003
Total assets	$ 280,526,279	$ 232,854,563
Liabilities		
Deposits (Note F)		
Noninterest bearing	$ 32,272,829	$ 24,415,791
Interest bearing	224,277,893	187,222,836
Total deposits	256,550,722	211,638,627
Accrued interest payable	1,356,922	1,069,177
Other liabilities	81,341	61,907
Total liabilities	257,988,985	212,769,711
Commitments and contingent liabilities (Note K)		
Shareholders' equity (Note G)		
Common stock - no par value; 10,000,000 shares authorized; issued and outstanding - 2,362,057 for 2003 and 2,242,417 for 2002	19,619,589	17,569,241
Retained earnings	3,117,432	2,137,103
Accumulated other comprehensive income (loss)	(199,727)	378,508
Total shareholders' equity	22,537,294	20,084,852
Total liabilities and shareholders' equity	$ 280,526,279	$ 232,854,563

See accompanying notes to consolidated financial statements.

Consolidated Statement of Income

Community First Bancorporation

	Years Ended December 31,		
	2003	2002	2001
Interest income			
Loans, including fees	$ 9,938,187	$ 9,554,406	$ 9,002,386
Securities			
Taxable	2,269,718	2,612,877	3,620,426
Tax-exempt	26,427	9,820	9,819
Federal funds sold	402,559	380,691	1,297,454
Other investments	26,961	21,484	38,295
Interest bearing deposits due from banks	276	434	797
Total interest income	12,664,128	12,579,712	13,969,177
Interest expense			
Time deposits $100,000 and over	1,608,789	1,572,554	2,660,538
Other deposits	3,480,591	3,142,899	5,551,915
Total interest expense	5,089,380	4,715,453	8,212,453
Net interest income	7,574,748	7,864,259	5,756,724
Provision for loan losses (Note D)	521,842	1,291,384	566,976
Net interest income after provision	7,052,906	6,572,875	5,189,748
Other income			
Service charges on deposit accounts	1,461,488	1,103,046	789,265
Credit life insurance commissions	45,814	35,586	40,756
Gain (loss) on sale of available-for-sale securities (Note C)	80,488	(2,475)	4,327
Gain on sale of loans held for sale	202,330	74,898	-
Other income	242,859	202,227	187,129
Total other income	2,032,979	1,413,282	1,021,477
Other expenses (Notes H and J)			
Salaries and employee benefits	2,420,268	2,055,809	1,753,074
Net occupancy expense	243,826	189,768	192,399
Furniture and equipment expense	288,229	236,000	246,930
Other expense	1,461,175	1,215,223	1,046,289
Total other expenses	4,413,498	3,696,800	3,238,692
Income before income taxes	4,672,387	4,289,357	2,972,533
Income tax expense (Note I)	1,667,418	1,527,561	1,067,214
Net income	$ 3,004,969	$ 2,761,796	$ 1,905,319
Per share (Note G)			
Net income	$ 1.27	$ 1.18	$ 0.81
Net income, assuming dilution	1.21	1.12	0.77

See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity
Community First Bancorporation

	Common Stock			Accumulated	
	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total
Balance, January 1, 2001	2,022,623	$ 14,383,234	$ 878,398	$ (366,858)	$ 14,894,774
Comprehensive income:					
Net income	-	-	1,905,319	-	1,905,319
Unrealized holding gains arising during the period, net of income tax effects of $297,946	-	-	-	531,990	531,990
Reclassification adjustment, net of income tax effects of $1,553	-	-	-	(2,774)	(2,774)
Total other comprehensive income	-	-	-	-	529,216
Total comprehensive income	-	-	-	-	2,434,535
Declaration of 5% stock dividend, including cash payable for fractional shares	100,422	1,656,963	(1,663,304)	-	(6,341)
Exercise of employee stock options	13,394	52,593	-	-	52,593
Repurchase and cancellation of common stock	(19,377)	(358,786)	-	-	(358,786)
Balance, December 31, 2001	2,117,062	15,734,004	1,120,413	162,358	17,016,775
Comprehensive income:					
Net income	-	-	2,761,796	-	2,761,796
Unrealized holding gains arising during the period, net of income tax effects of $120,169	-	-	-	214,564	214,564
Reclassification adjustment, net of income tax effects of $889	-	-	-	1,586	1,586
Total other comprehensive income	-	-	-	-	216,150
Total comprehensive income	-	-	-	-	2,977,946
Issuance of 5% stock dividend, including cash payment for fractional shares	106,442	1,739,166	(1,745,106)	-	(5,940)
Exercise of employee stock options	18,913	96,071	-	-	96,071
Balance, December 31, 2002	2,242,417	17,569,241	2,137,103	378,508	20,084,852
Comprehensive income:					
Net income	-	-	3,004,969	-	3,004,969
Unrealized holding losses arising during the period, net of income tax effects of $294,953	-	-	-	(526,643)	(526,643)
Reclassification adjustment, net of income tax effects of $28,895	-	-	-	(51,592)	(51,592)
Total other comprehensive income	-	-	-	-	(578,235)
Total comprehensive income	-	-	-	-	2,426,734
Issuance of 5% stock dividend, including cash payment for fractional shares	112,117	2,018,106	(2,024,640)	-	(6,534)
Exercise of employee stock options	7,523	32,242	-	-	32,242
Balance, December 31, 2003	2,362,057	$ 19,619,589	$ 3,117,432	$ (199,727)	$ 22,537,294

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows
Community First Bancorporation

	Years Ended December 31, 2003	2002	2001
Operating activities			
Net income	$ 3,004,969	$ 2,761,796	$ 1,905,319
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	521,842	1,291,384	566,976
Depreciation	245,281	210,892	231,590
Deferred income taxes	31,625	(227,649)	(42,180)
Amortization of net loan fees and costs	(69,999)	(13,103)	7,334
Securities accretion and premium amortization	1,045,958	195,436	(35,540)
(Gain) loss on sale of available-for-sale securities	(80,488)	2,475	(4,327)
Gain on sale of loans held for sale	(202,330)	(74,898)	-
(Gain) loss on sale of other real estate	(1,009)	24,443	31,072
(Increase) decrease in interest receivable	(73,731)	115,891	(90,036)
Increase (decrease) in interest payable	287,745	(237,919)	(452,424)
Increase in prepaid expenses	(290,503)	(153,310)	(1,386)
Increase in other accrued expenses	19,434	13,545	18,855
Originations of loans held for sale	(4,217,778)	(5,148,032)	-
Proceeds of sales of loans held for sale	4,631,235	5,011,803	-
Net cash provided by operating activities	4,852,251	3,772,754	2,135,253
Investing activities			
Purchases of available-for-sale securities	(98,268,759)	(68,285,150)	(96,196,397)
Maturities of available-for-sale securities	69,275,918	73,798,110	83,009,787
Proceeds from sale of available-for-sale securities	4,069,965	2,997,525	575,065
Purchases of other investments	(195,700)	(74,400)	(94,400)
Net increase in loans made to customers	(11,293,567)	(18,167,859)	(22,676,174)
Additions to other real estate	-	-	(3,132)
Proceeds from sale of other real estate	61,009	169,377	179,466
Purchases of premises and equipment	(550,982)	(1,126,836)	(52,700)
Net cash used by investing activities	(36,902,116)	(10,689,233)	(35,258,485)
Financing activities			
Net increase (decrease) in demand deposits, interest bearing transaction accounts and savings accounts	20,240,116	(2,440,429)	13,872,502
Net increase in certificates of deposit and other time deposits	24,671,979	20,559,827	15,264,270
Repurchase and cancellation of common stock	-	-	(358,786)
Payment of cash in lieu of fractional shares for stock dividend	(6,534)	(12,281)	-
Exercise of employee stock options	32,242	96,071	52,593
Net cash provided by financing activities	44,937,803	18,203,188	28,830,579
Increase (decrease) in cash and cash equivalents	12,887,938	11,286,709	(4,292,653)
Cash and cash equivalents, beginning	26,617,179	15,330,470	19,623,123
Cash and cash equivalents, ending	$ 39,505,117	$ 26,617,179	$ 15,330,470
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for:			
Interest	$ 4,801,635	$ 4,955,123	$ 8,664,877
Income taxes	1,672,319	1,807,300	1,093,000
Noncash investing and financing activities:			
Transfer of loans to other real estate	796,813	25,000	120,000
Transfers from retained earnings to common stock in connection with stock dividends	2,018,106	1,739,166	1,656,963
Other comprehensive income (loss)	(578,235)	216,150	529,216

See accompanying notes to consolidated financial statements.

NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization Community First Bancorporation (the "Company"), a bank holding company, and its wholly-owned subsidiary, Community First Bank, are engaged in providing domestic commercial banking services from their headquarters office in Walhalla, and other offices in Seneca, Anderson, Williamston and Westminster, South Carolina. The Company is a South Carolina corporation and its banking subsidiary is a state chartered commercial bank with its deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). Therefore, the Company and its bank subsidiary operate under the supervision, rules and regulations of the Federal Reserve Board, FDIC and South Carolina State Board of Financial Institutions. The holding company was incorporated on May 23, 1997 and Community First Bank was organized on December 1, 1988, and received its charter and commenced operations on March 12, 1990.

The subsidiary, Community First Bank, is a community-oriented institution offering a full range of traditional banking services, with the exception of trust services. Substantially all of its loans are made to individuals and businesses within its markets in Oconee and Anderson counties of South Carolina. Also, substantially all of its deposits are acquired within its local market areas and no brokered deposits are accepted.

Principles of Consolidation and Basis of Presentation The consolidated financial statements include the accounts of the parent company and its banking subsidiary after elimination of all significant intercompany balances and transactions. The accounting and reporting policies of the Company and its subsidiary are in conformity with generally accepted accounting principles and general practices within the banking industry. In certain instances, amounts reported in prior years' consolidated financial statements have been reclassified to conform with the current presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Accounting Estimates In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management has identified specific loans as well as adopting a policy of providing amounts for loan valuation purposes which are not identified with any specific loan but are derived from actual loss experience ratios, loan types, loan volume, economic conditions and industry standards. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the banking subsidiary's allowance for loan losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination.

Securities Equity securities that have readily determinable fair values and all debt securities are classified generally at the time of purchase into one of three categories: held-to-maturity, trading or available-for-sale. Debt securities which the Company has the positive intent and ability to hold to ultimate maturity are classified as held-to-maturity and accounted for at amortized cost. Debt and equity securities that are bought and held primarily for sale in the near term are classified as trading and are accounted for on an estimated fair value basis, with unrealized gains and losses included in other income. However, the Company has never held any securities for trading purposes. Securities not classified as either held-to-maturity or trading are classified as available-for-sale and are accounted for at estimated fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from net income and recorded as other comprehensive income, net of applicable income tax effects. Dividend and interest income, including amortization of any premium or accretion of discount arising at acquisition, are included in earnings for all three categories of securities. Realized gains and losses on all categories of securities are included in other operating income, based on the amortized cost of the specific security on a trade date basis.

Other Investments Other investments consist of restricted securities which are carried at cost. Management periodically evaluates these securities for impairment, with any appropriate downward valuation adjustments being made when necessary.

Loans Held for Sale Loans held for sale are reported at the lower of cost or estimated fair value on an aggregate loan portfolio basis. Gains or losses realized on the sale of loans are recognized at the time of the sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in other income.

Loans and Interest Income Loans are carried at principal amounts outstanding, increased or reduced by deferred net loan costs or fees. Interest income on loans is recognized using the interest method based upon the principal amounts outstanding. Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized as an adjustment of the related loan's yield. Generally, these amounts are amortized over the contractual life of the related loans or commitments.

A loan is considered to be impaired when, in management's judgment based on current information and events, it is probable that the obligation's principal or interest will not be collectible in accordance with the terms of the original loan agreement. Impaired loans include non-accrual loans, which are loans past due, according to their contractual terms, 90 days or more with respect to interest or principal payments. Impaired loans, when not material, are carried in the balance sheet at a value not to exceed their observable market price or the fair value of the collateral if the repayment of the loan is expected to be provided solely by the underlying collateral. The carrying value of any material impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, which is the contractual interest rate adjusted for any deferred loan fees or costs, premium or discount existing at the inception or acquisition of the loan. Generally, the accrual of interest is discontinued on impaired loans and any previously accrued interest on such loans is reversed against current income. Any subsequent interest income is recognized on a cash basis when received unless collectibility of a significant amount of principal is in serious doubt. In such cases, collections are credited first to the remaining principal balance on a cost recovery basis. An impaired loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

Allowance for Loan Losses An allowance for possible loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent risks in the loan portfolio. When management determines that a loan will not perform substantially as agreed, a review of the loan is initiated to ascertain whether it is more likely than not that a loss has occurred. If it is determined that a loss is probable, the estimated amount of the loss is charged off and deducted from the allowance. The provision for possible loan losses and recoveries on loans previously charged off are added to the allowance. Determining the amount and adequacy of the allowance for loan losses involves estimating uncertain future events and their effects based on judgments applied to currently known facts and circumstances. Changes in the estimated allowance for loan losses necessitated as new events occur or more information is obtained are accounted for as changes in accounting estimates in the accounting period in which the change occurs.

The allowance for loan losses is composed of specific, general and unallocated amounts. Specific amounts are determined when necessary on individual loans based on management's evaluation of the Company's credit loss exposure considering the current payment status, underlying collateral and other known information about the borrower's circumstances. Typically, these loans are considered impaired or have been assigned internal risk grades of management attention, special mention, substandard or doubtful. General amounts are provided for all other loans, excluding those for which specific amounts were determined, by applying estimated loss percentages to the portfolio categorized using risk grades. These percentages are based on management's current evaluation with consideration given to historical loss experience. The unallocated portion of the allowance consists of an amount deemed appropriate to provide for the elements of imprecision and estimation risk inherent in the specific and general amounts and is determined based on management's evaluation of various conditions that are not directly measured by the other components of the allowance. This evaluation includes general national and local economic and business conditions affecting key lending market areas, credit quality trends, collateral values, loan volumes, portfolio seasoning, and any identified credit concentrations. The findings of internal credit reviews and results from external audits and regulatory examinations are also considered.

The Company utilizes its risk grading system for all loans held in the portfolio. This system involves the Company's lending officers assigning a risk grade, on a loan-by-loan basis, considering information about the borrower's capacity to repay, collateral, payment history, and other known factors. Risk grades assigned are updated monthly for any known changes in circumstances affecting the borrower or the loan. The risk grading system is monitored on a continuing basis by management and the Company's internal auditor who is independent of the lending function.

Premises and Equipment Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed using the straight-line method. Rates of depreciation are generally based on the following estimated useful lives: buildings - 40 years; land improvements - 15 years; furniture and equipment - 5 to 25 years. The cost of assets sold or otherwise disposed of, and the related allowance for depreciation is eliminated from the accounts and the resulting gains or losses are reflected in the consolidated income statement. Maintenance and repairs are charged to current expense as incurred and the costs of major renewals and improvements are capitalized.

Other Real Estate and Real Estate Held for Sale Other real estate consists of properties acquired through foreclosure or acceptance of a deed in lieu of foreclosure which were carried in other assets at a value $736,813 as of December 31, 2003. No such properties were held as of December 31, 2002. These properties are initially recorded at the lower of cost or the estimated fair market value, less estimated selling costs. Loan losses arising from the acquisition of such property are charged to the allowance for loan losses. An allowance for losses on foreclosed properties is maintained for subsequent downward valuation adjustments.

Real estate held for sale is carried in the consolidated balance sheet at the lower of cost or estimated net realizable value. This property consists of four commercial lots that were subdivided and developed from land acquired to construct the banking subsidiary's Anderson office. Management periodically evaluates real estate held for sale for impairment, with any appropriate downward valuation adjustments being made when necessary.

Advertising The Company expenses advertising and promotion costs as they are incurred.

Retirement Plan The Company has a salary reduction profit sharing plan pursuant to Section 401(k) of the Internal Revenue Code as more fully described in Note J. The Company does not sponsor any postretirement or postemployment benefits.

Deferred Income Taxes The Company uses an asset and liability approach for financial accounting and reporting of deferred income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities as measured by the currently enacted tax rates which are assumed will be in effect when these differences reverse. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Deferred income tax expense or credit is the result of changes in deferred tax assets and liabilities.

Stock-Based Compensation As of December 31, 2003, the Company has two stock-based employee compensation plans, which are described more fully in Note G. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation. Per share amounts have been adjusted to reflect the effects of 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

	Years Ended December 31,		
	2003	2002	2001
Net income, as reported	$ 3,004,969	$ 2,761,796	$ 1,905,319
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of any related tax effects	(226,091)	(276,129)	(257,757)
Pro forma net income	$ 2,778,878	$ 2,485,667	$ 1,647,562
Net income per share, basic			
As reported	$ 1.27	$ 1.18	$ 0.81
Pro forma	1.18	1.06	0.70
Net income per share, assuming dilution			
As reported	$ 1.21	$ 1.12	$ 0.77
Pro forma	1.12	1.01	0.66

The fair values of options granted during 2003, 2002 and 2001 were $11.08, $10.06 and $8.70 per share, respectively. Such fair value was estimated as of the date of the grant using the minimum value option pricing method. The following assumptions were used for grants in 2003, 2002 and 2001: dividend yield of 0%, expected life of 10 years, and risk-free interest rates of 3.87%, 4.06% and 5.39%, respectively. Management has no current intentions to adopt the fair value method recognition provisions of SFAS No. 123.

Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of the Company's common stock outstanding during the period. Net income per share, assuming dilution, is calculated by dividing net income by the total of the weighted average number of shares outstanding during the period and the weighted average number of any dilutive potential common shares and stock options that would have been outstanding if the dilutive potential shares and stock options had been issued. In computing the number of dilutive potential common shares, it is assumed that all dilutive stock options are exercised at the beginning of each year and that the proceeds are used to purchase shares of the Company's common stock at the average market price during the year. See Note G.

Comprehensive Income Comprehensive income consists of net income or loss for the current period and other comprehensive income, defined as income, expenses, gains and losses that bypass the consolidated statement of income and are reported directly in a separate component of shareholders' equity. The Company classifies and reports items of other comprehensive income according to their nature, reports total comprehensive income or loss in the consolidated statement of changes in shareholders' equity and displays the accumulated balance of other comprehensive income or loss separately in the shareholders' equity section of the consolidated balance sheet. See Note G.

Consolidated Statement of Cash Flows The consolidated statement of cash flows reports net cash provided or used by operating, investing and financing activities and the net effect of those flows on cash and cash equivalents. Cash equivalents include amounts due from banks, federal funds sold and securities purchased under agreements to resell.

NOTE B – CASH AND DUE FROM BANKS

Banks are generally required by regulation to maintain an average cash reserve balance based on a percentage of deposits. The average amounts of the cash reserve balances at December 31, 2003 and 2002, were approximately $1,293,000 and $1,009,000, respectively.

NOTE C– SECURITIES

The aggregate amortized cost and estimated fair values of securities, as well as gross unrealized gains and losses of securities were as follows:

	December 31, 2003				December 31, 2002			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
Available-for-sale								
U.S. Government agencies	$ 53,162,008	$ 179,276	$ 170,342	$ 53,170,942	$ 42,919,558	$ 414,074	$ -	$ 43,333,632
Mortgage-backed securities	31,088,557	55,853	313,364	30,831,046	19,259,662	175,999	12,022	19,423,639
State, county and municipal	2,083,938	15,043	78,054	2,020,927	197,877	12,445	-	210,322
Total	$ 86,334,503	$ 250,172	$ 561,760	$ 86,022,915	$ 62,377,097	$ 602,518	$ 12,022	$ 62,967,593

The amortized cost and estimated fair value of securities by contractual maturity are shown below:

	December 31, 2003		December 31, 2002	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-sale				
Due within one year	$ -	$ -	$ 1,000,000	$ 1,000,000
Due after one through five years	32,083,031	32,054,582	31,691,273	32,040,270
Due after five through ten years	21,450,289	21,476,617	10,426,162	10,503,684
Due after ten years	1,712,626	1,660,670	-	-
	55,245,946	55,191,869	43,117,435	43,543,954
Mortgage-backed securities	31,088,557	30,831,046	19,259,662	19,423,639
Total	$ 86,334,503	$ 86,022,915	$ 62,377,097	$ 62,967,593

The estimated fair values and gross unrealized losses of all of the Company's investment securities whose estimated fair values were less than amortized cost as of December 31, 2003, which had not been determined to be other-than-temporarily impaired, are presented below. The securities have been aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2003 — Continuously in Unrealized Loss Position for a Period of					
	Less than 12 Months		12 Months or more		Total	
Available-for-sale	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Treasury obligations and direct obligations of U.S. government agencies	$ 21,204,193	$ 170,342	$ -	$ -	$ 21,204,193	$ 170,342
Federal agency mortgage-backed securities	22,981,498	310,696	511,618	2,668	23,493,116	313,364
State, county and municipal securities	1,491,493	78,054	-	-	1,491,493	78,054
Total	$ 45,677,184	$ 559,092	$ 511,618	$ 2,668	$ 46,188,802	$ 561,760

The Company does not consider these investments to be other-than-temporarily impaired because the unrealized losses resulted primarily from the volatility of interest rates. Although the Company classifies all of its investment securities as available-for-sale, management has not determined that any specific securities will be disposed of prior to maturity. In addition, there have been no significant adverse changes in the credit ratings of any of the security issuers that would indicate the Company will be unable to collect all principal and interest amounts according to contractual terms.

During 2003, the Company sold available for sale securities with amortized costs totaling $3,989,477 for proceeds of $4,069,965, resulting in gross realized gains of $107,420 and gross realized losses of $26,932. The income tax provision charged to expense applicable to the net realized gain of $80,488 was $28,895. During 2002, the Company sold an available-for-sale security with a carrying value of $3,000,000 for $2,997,525, realizing a loss of $2,475 on the sale. The income tax provision credited to expense applicable to this realized loss was $889. During 2001, the Company sold an available-for-sale security with a carrying value of $570,738 for $575,065, realizing a gain of $4,327 on the sale. The income tax provision charged to expense applicable to this realized gain was $1,553. There were no transfers of available-for-sale securities to other categories in 2003, 2002 or 2001.

At December 31, 2003 and 2002, securities with a carrying value of $40,897,919 and $25,813,681, respectively, were pledged as collateral to secure public deposits.

NOTE D – LOANS

Loans consisted of the following:

	December 31, 2003	December 31, 2002
Commercial, financial and industrial	$ 22,915,250	$ 21,670,544
Real estate- construction	435,712	822,149
Real estate - mortgage	101,690,845	92,903,525
Consumer installment	22,608,108	21,962,286
Total	147,649,915	137,358,504
Allowance for loan losses	(2,196,500)	(1,950,000)
Loans - net	$ 145,453,415	$ 135,408,504

Net deferred loan fees of $180,322 and $121,624 were allocated to the various loan categories as of December 31, 2003 and 2002, respectively.

Loans which management has identified as impaired generally are nonperforming loans. Nonperforming loans include nonaccrual loans or loans which are 90 days or more delinquent as to principal or interest payments. Following is a summary of activity regarding the Company's impaired loans:

	December 31, 2003	December 31, 2002
Investment in impaired loans		
Nonaccrual	$ 997,165	$ 865,875
Accruing 90 days and over past due	-	-
Total	$ 997,165	$ 865,875
Average total investment in impaired loans during the year	$ 832,000	$ 453,000
Allowance for loan losses on impaired loans at year end	518,213	518,346

The average total investment in impaired loans during 2001 was $498,000. There were no commitments to lend additional funds to debtors owing amounts on impaired loans at December 31, 2003.

As of December 31, 2003 and 2002, there were no significant concentrations of credit risk in any single borrower or groups of borrowers. The Company's loan portfolio consists primarily of extensions of credit to businesses and individuals in its Oconee and Anderson County, South Carolina market areas. The economy of these areas is diversified and does not depend on any one industry or group of related industries. Management has established loan policies and practices that include set limitations on loan-to-collateral value for different types of collateral, requirements for appraisals, obtaining and maintaining current credit and financial information on borrowers, and credit approvals.

Transactions in the allowance for loan losses are summarized below:

	Years Ended December 31,		
	2003	2002	2001
Balance at January 1	$ 1,950,000	$ 1,200,000	$ 1,000,000
Provision charged to expense	521,842	1,291,384	566,976
Recoveries	29,626	6,113	9,018
Charge-offs	(304,968)	(547,497)	(375,994)
Balance at December 31	$ 2,196,500	$ 1,950,000	$ 1,200,000

Certain officers and directors of the Company and its subsidiary, their immediate families and business interests were loan customers of, and had other transactions with, the banking subsidiary in the normal course of business. Related party loans are made on substantially the same terms, including interest rates and collateral, and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $8,072,649 and $10,212,119 at December 31, 2003 and 2002, respectively. During 2003, $2,639,969 of new loans were made and repayments totaled $4,779,439.

NOTE E – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

	December 31,	
	2003	2002
Land	$ 1,290,567	$ 1,022,387
Buildings and land improvements	2,730,746	2,052,216
Furniture and equipment	2,074,232	1,524,198
Construction in process	-	963,074
Total	6,095,545	5,561,875
Accumulated depreciation	1,641,764	1,413,795
Premises and equipment - net	$ 4,453,781	$ 4,148,080

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $245,281, $210,892 and $231,590, respectively.

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31,	
	2003	2002
Noninterest bearing demand	$ 32,272,829	$ 24,415,791
Interest bearing transaction accounts	32,633,295	26,192,354
Savings	28,419,341	22,477,204
Time deposits $100,000 and over	60,746,736	59,370,988
Other time deposits	102,478,521	79,182,290
Total deposits	$ 256,550,722	$ 211,638,627

As of December 31, 2003 and 2002, local governmental deposits comprised approximately 17% and 23% of total deposits, respectively. As of December 31, 2003 and 2002, $265,799 and $114,125, respectively, of overdrawn demand deposit balances have been reclassified as loans.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

Year	Amount
2004	$ 136,013,590
2005	17,078,027
2006	7,403,088
2007	2,464,771
2008 and thereafter	265,781

NOTE G – SHAREHOLDERS' EQUITY

Restrictions on Subsidiary Dividends, Loans or Advances South Carolina banking regulations restrict the amount of dividends that banks can pay to shareholders. Any of the banking subsidiary's dividends to the parent company which exceed in amount the total amount of the subsidiary's current year-to-date earnings are subject to the prior approval of the South Carolina Commissioner of Banking. In addition, dividends paid by the banking subsidiary to the parent company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. Under Federal Reserve Board regulations, the amounts of loans or advances from the banking subsidiary to the parent company are also restricted.

Stock Dividends Effective November 28, 2003, November 28, 2002, and December 21, 2001 the Company's Board of Directors declared 5% stock dividends. All per share information has been retroactively adjusted to give effect to the stock dividends.

Accumulated Other Comprehensive Income (Loss) As of December 31, 2003 and 2002, accumulated other comprehensive income (loss) included as a component of shareholders' equity in the accompanying consolidated balance sheet consisted of accumulated changes in the unrealized holding gains and losses on available-for-sale securities, net of income tax effects, amounting to $(199,727) and $378,508, respectively.

Earnings per Share Net income per share and net income per share, assuming dilution, were computed as follows:

	Years Ended December 31,		
	2003	2002	2001
Net income per share, basic			
Numerator - net income	$ 3,004,969	$ 2,761,796	$ 1,905,319
Denominator			
Weighted average common shares issued and outstanding	2,360,921	2,340,533	2,340,401
Net income per share, basic	$ 1.27	$ 1.18	$ .81
Net income per share, assuming dilution			
Numerator - net income	$ 3,004,969	$ 2,761,796	$ 1,905,319
Denominator			
Weighted average common shares issued and outstanding	2,360,921	2,340,533	2,340,401
Effect of dilutive stock options	120,479	128,235	137,454
Total shares	2,481,400	2,468,768	2,477,855
Net income per share, assuming dilution	$ 1.21	$ 1.12	$ .77

Regulatory Capital All bank holding companies and banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, bank holding companies and banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios set forth in the table below of Total and Tier 1 Capital, as defined in the regulations, to risk weighted assets, as defined, and of Tier 1 Capital, as defined, to average assets, as defined. Management believes, as of December 31, 2003 and 2002, that the Company and its subsidiary bank exceeded all capital adequacy minimum requirements.

As of December 31, 2003, the most recent notification from the FDIC categorized Community First Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and its banking subsidiary must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Community First Bank's category. The Company's and Community First Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum for Capital Adequacy		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003			(Dollars in thousands)			
The Company						
Total Capital to risk weighted assets	$24,770	15.2%	$13,001	8.0%	$16,251	10.0%
Tier 1 Capital to risk weighted assets	$22,737	14.0%	$6,500	4.0%	$9,751	6.0%
Tier 1 Capital to average assets (leverage)	$22,737	8.3%	$10,959	4.0%	$16,439	6.0%
Community First Bank						
Total Capital to risk weighted assets	$23,940	14.7%	$13,001	8.0%	$16,251	10.0%
Tier 1 Capital to risk weighted assets	$21,907	13.5%	$6,500	4.0%	$9,751	6.0%
Tier 1 Capital to average assets (leverage)	$21,907	8.0%	$10,959	4.0%	$16,439	6.0%
December 31, 2002						
The Company						
Total Capital to risk weighted assets	$21,481	15.2%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$19,706	13.9%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$19,706	8.8%	$8,994	4.0%	$13,491	6.0%
Community First Bank						
Total Capital to risk weighted assets	$20,659	14.6%	$11,346	8.0%	$14,183	10.0%
Tier 1 Capital to risk weighted assets	$18,884	13.3%	$5,673	4.0%	$8,510	6.0%
Tier 1 Capital to average assets (leverage)	$18,884	8.4%	$8,994	4.0%	$13,491	6.0%

Stock Options In 1998, the Company's shareholders approved the 1998 Stock Option Plan under which an aggregate of 534,823 shares (adjusted for subsequent stock dividends and a stock split) of the Company's authorized but unissued common stock was reserved for possible issuance pursuant to the exercise of stock options. Generally, options may be granted to directors, officers and employees under terms and conditions, including expiration date, exercise price, and vesting as determined by the Board of Directors. In 1990, the shareholders approved the 1989 Incentive Stock Option Plan. The 1989 plan provided for the granting of options to certain eligible employees and reserved 373,796 shares (adjusted for stock dividends and splits) of authorized common stock for issuance upon the exercise of such options. Although some options granted under the 1989 Plan can still be exercised, no further options may be granted under the 1989 Plan. For all stock options ever granted under the two plans through the end of 2003, the exercise price was the fair market value of the Company's common stock on the date the option was granted as determined by the Board of Directors. Options terminate according to the conditions of the grant, not to exceed 10 years from the date of grant. The expiration of the options accelerates upon the optionee's termination of employment with the Company or death, or if there is a change in control of the Company, in accordance with the provisions of the two plans. Options awarded during 2003, 2002 and 2001 provided for 20% vesting immediately upon award, with 20% vesting on the anniversary date of the award for each of the four subsequent years, and ten year expiration dates.

Transactions under the plans are summarized as follows:

	Years Ended December 31,					
	2003		2002		2001	
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of year	344,863	$ 10.35	342,194	$ 9.51	302,177	$ 8.27
Granted	9,765	16.19	29,878	14.25	59,155	14.72
Exercised	(7,881)	4.09	(20,852)	4.62	(15,505)	3.39
Forfeited or expired	(11)	3.76	(6,357)	6.23	(3,633)	16.46
Outstanding at end of year	346,736	10.66	344,863	10.35	342,194	9.51
Options exercisable at year-end	288,526	$ 9.79	259,083	$ 8.90	229,823	$ 7.63

Numbers of shares and exercise prices have been adjusted in the table above for 5% stock dividends effective November 28, 2003, November 28, 2002, and December 21, 2001.

The following table summarizes information about the options outstanding:

	December 31, 2003				
	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$ 3.75 to $ 5.20	70,376	1.38	$ 4.39	70,376	$ 4.39
6.82 to 6.92	89,958	4.35	6.89	89,958	6.89
13.21 to 16.41	186,402	7.08	14.85	128,192	14.80
	346,736	5.22	$ 10.66	288,526	$ 9.79

Of the 908,619 shares of the Company's authorized common stock originally reserved for issuance upon the exercise of options under the two plans, 275,822 had not been issued as of December 31, 2003.

NOTE H – OTHER EXPENSES

Other expenses are summarized below:

	Years Ended December 31,		
	2003	2002	2001
Salaries and employee benefits	$ 2,420,268	$ 2,055,809	$ 1,753,074
Net occupancy expense	243,826	189,768	192,399
Furniture and equipment expense	288,229	236,000	246,930
Other expense			
Stationery, printing and postage	275,898	231,164	206,019
Telephone	76,000	67,720	61,624
Advertising and promotion	100,522	67,835	68,514
Professional services	133,130	124,755	103,124
Insurance	36,769	24,486	19,626
FDIC insurance assessment	30,439	33,750	32,217
Directors' fees	113,700	73,700	68,800
Other real estate costs and expenses, net	30,255	41,612	39,867
Data processing expenses	130,229	125,387	77,963
Other	534,233	424,814	368,535
Total	$ 4,413,498	$ 3,696,800	$ 3,238,692

NOTE I – INCOME TAXES

Income tax expense consisted of:

	Years Ended December 31, 2003	2002	2001
Current			
Federal	$ 1,498,380	$ 1,640,594	$ 1,025,971
State	137,413	114,616	83,423
Total current	1,635,793	1,755,210	1,109,394
Deferred			
Federal	31,625	(227,649)	(55,614)
State	-	-	13,434
Total deferred	31,625	(227,649)	(42,180)
Total income tax expense	$ 1,667,418	$ 1,527,561	$ 1,067,214

The principal components of the deferred portion of income tax expense or (credit) were:

	Years Ended December 31, 2003	2002	2001
Provision for loan losses	$ (78,965)	$ (213,868)	$ (14,250)
Accelerated depreciation	129,972	13,972	(2,656)
Deferred net loan costs and fees	(19,382)	(27,753)	(25,274)
Total	$ 31,625	$ (227,649)	$ (42,180)

Income before income taxes presented in the consolidated statement of income for the years ended December 31, 2003, 2002 and 2001 included no foreign component. A reconciliation between the income tax expense and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	Years Ended December 31, 2003	2002	2001
Tax expense at statutory rate	$ 1,588,612	$ 1,458,382	$ 1,010,661
State income tax, net of federal income tax benefit	90,693	75,647	55,059
Tax-exempt interest income	(22,089)	(20,277)	(23,087)
Non-deductible interest expense to carry tax-exempt instruments	1,932	1,771	3,709
Other, net	8,270	12,038	20,872
Total	$ 1,667,418	$ 1,527,561	$ 1,067,214

Deferred tax assets and liabilities included in the consolidated balance sheet consisted of the following:

	December 31,			
	2003		2002	
Deferred tax assets				
Allowance for loan losses	$	582,502	$	503,537
Deferred net loan fees		59,542		40,160
Unrealized net holding losses on available-for-sale securities		111,860		-
Gross deferred tax assets		753,904		543,697
Valuation allowance		-		-
Total		753,904		543,697
Deferred tax liabilities				
Accelerated depreciation		236,385		106,413
Unrealized net holding gains on available-for-sale securities		-		211,988
Gross deferred tax liabilities		236,385		318,401
Net deferred income tax assets	$	517,519	$	225,296

The portion of the change in net deferred tax assets or liabilities which is related to unrealized holding gains and losses on available-for-sale securities is charged or credited directly to other comprehensive income or loss. The balance of the change in net deferred tax assets is charged or credited to income tax expense. In 2003, 2002 and 2001, $323,848 was credited, $121,058 was charged, and $296,393 was charged to other comprehensive income or loss, respectively. In 2003, $31,625 was charged to income tax expense; in 2002, $227,649 was credited to income tax expense; and, in 2001, $42,180 was credited to income tax expense.

Management believes that the Company will fully realize the deferred tax assets as of December 31, 2003 and 2002 based on refundable income taxes available from carryback years, as well as estimates of future taxable income.

NOTE J – RETIREMENT PLAN

The Company sponsors the Community First Bank 401(k) Plan (the "401(k) Plan") for the exclusive benefit of all eligible employees and their beneficiaries. Employees are eligible to participate in the 401(k) Plan with no minimum age requirement after completing twelve months of service in which they are credited with at least 501 hours of service. Employees are allowed to defer and contribute up to 15% of their salary each year. The Company matches $.50 for each dollar deferred up to 10% of total salary. The Board of Directors can also elect to make discretionary contributions. Employees are fully vested in both the matching and any discretionary contributions after five years of service. The employer contributions to the plan for 2003, 2002 and 2001 totaled $44,848, $38,996 and $32,539, respectively.

NOTE K – COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit In the normal course of business, the banking subsidiary is party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit, and have elements of credit risk in excess of the amount recognized in the balance sheet. The exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. Generally, the same credit policies used for on-balance-sheet instruments, such as loans, are used in extending loan commitments and standby letters of credit.

Following are the off-balance-sheet financial instruments whose contract amounts represent credit risk:

	December 31,	
	2003	2002
Loan commitments	$ 14,482,135	$ 13,943,222
Standby letters of credit	449,100	238,100

Loan commitments involve agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and some involve payment of a fee. Many of the commitments are expected to expire without being fully drawn; therefore, the total amount of loan commitments does not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if any, upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies but may include commercial and residential real properties, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is the same as that involved in making loan commitments to customers.

Borrowing Availability At December 31, 2003, the banking subsidiary had an unused short-term line of credit to purchase up to $6,900,000 of federal funds from an unrelated correspondent bank. The line is available on a one-day basis for the general corporate purposes of the Bank. Advances under the line are further restricted in availability to 14 days in any 30 day period, except in the sole discretion of the other institution. The Bank also has unused lines of credit available from the Federal Home Loan Bank of Atlanta ("FHLB"). Under the terms of the FHLB agreements, the Bank may borrow approximately $38,284,000 for its general corporate purposes. Borrowings under the lines may bear interest at either a variable or fixed rate established by the FHLB. The lines, if utilized, would be secured by FHLB capital stock with a carrying value of $750,200, and blanket liens on qualifying 1-4 family residential first lien mortgage loans held by the Bank sufficient to secure the advances. The carrying amount of such loans at December 31, 2003 was approximately $50,295,000.

Litigation The Company and its subsidiary were not involved as defendants in any litigation at December 31, 2003. Management is not aware of any pending or threatened litigation, or unasserted claims or assessments that are expected to result in losses, if any, that would be material to the consolidated financial statements.

Westminster Office In May of 2003, a temporary banking office facility opened for commercial operations in Westminster, South Carolina on land purchased in 2002. Management has not yet formulated plans for or considered a capital budget for a future permanent facility in Westminster.

NOTE L – DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Values of Financial Instruments,"* as amended, requires disclosure of the estimated fair value of on-balance sheet and off-balance sheet financial instruments. A financial instrument is defined by SFAS No. 107 as cash, evidence of an ownership interest in an entity or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. No active trading market exists for a significant portion of the Company's financial instruments. Fair value estimates for these instruments are based on management's judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include net deferred tax assets and premises and equipment. In addition, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

For cash and due from banks, interest bearing deposits due from banks and federal funds sold, the carrying amount approximates fair value because these instruments generally mature in 90 days or less. The carrying amounts of accrued interest receivable or payable approximate fair values.

The fair value of U.S. Government agencies debt securities is estimated based on published closing quotations. The fair value of state, county and municipal securities is generally not available from published quotations; consequently, their fair values estimates are based on matrix pricing or quoted market prices of similar instruments adjusted for credit quality differences between the quoted instruments and the securities being valued. Fair value for mortgage-backed securities is estimated primarily using dealers' quotes.

The fair value of other investments, consisting of FHLB stock, approximates the carrying amount.

Fair values are estimated for loans using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

The fair value of deposits with no stated maturity (noninterest bearing demand, interest bearing transaction accounts and savings) is equal to the amount payable on demand, or carrying amount. The fair value of time deposits is estimated using a discounted cash flow calculation that applies rates currently offered to aggregate expected maturities.

The estimated fair values of off-balance-sheet financial instruments such as loan commitments and standby letters of credit are generally based upon fees charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' creditworthiness. The vast majority of the banking subsidiary's loan commitments do not involve the charging of a fee, and fees associated with outstanding standby letters of credit are not material. For loan commitments and standby letters of credit, the committed interest rates are either variable or approximate current interest rates offered for similar commitments. Therefore, the estimated fair values of these off-balance-sheet financial instruments are nominal.

The following is a summary of the carrying amounts and estimated fair values of the Company's financial assets and liabilities:

	December 31,			
	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets				
Cash and due from banks	$ 7,560,353	$ 7,560,353	$ 5,113,815	$ 5,113,815
Interest bearing deposits due from banks	28,764	28,764	32,364	32,364
Federal funds sold	31,916,000	31,916,000	21,471,000	21,471,000
Securities	86,022,915	86,022,915	62,967,593	62,967,593
Other investments	750,200	750,200	554,500	554,500
Loans held for sale	-	-	211,127	211,127
Loans	145,453,415	146,198,000	135,408,504	135,948,000
Accrued interest receivable	1,424,305	1,424,305	1,350,574	1,350,574
Financial liabilities				
Deposits	256,550,722	256,843,000	211,638,627	212,298,000
Accrued interest payable	1,356,922	1,356,922	1,069,177	1,069,177

The following is a summary of the notional or contractual amounts and estimated fair values of the Company's off-balance sheet financial instruments:

	December 31,			
	2003		2002	
	Notional/ Contract Amount	Estimated Fair Value	Notional/ Contract Amount	Estimated Fair Value
Off-balance sheet commitments				
Loan commitments	$14,482,135	$ -	$ 13,943,222	$ -
Standby letters of credit	449,100	-	238,100	-

NOTE M – ACCOUNTING CHANGES

Accounting for Asset Retirement Obligations FASB Statement No. 143, *"Accounting for Asset Retirement Obligations,"* addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred, along with increasing the carrying amount and depreciation of the related asset. This Statement was effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of this Statement as of January 1, 2003 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections FASB Statement No. 145, *"Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,"* addresses financial accounting and reporting for extinguishment of debt and for certain lease modifications that have economic effects similar to sale-leaseback transactions. This Statement requires that gains and losses from debt extinguishments that are part of an entity's recurring operations not be accounted for as extraordinary items. Furthermore, gains and losses from debt extinguishments that are not part of an entity's recurring operations are required to be evaluated using the criteria in Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," to determine whether extraordinary treatment is warranted for those transactions. The provisions of this Statement related to debt extinguishments were required to be applied in fiscal years beginning after May 15, 2002, with early application encouraged. Restatement is required for amounts that previously were classified as extraordinary, but that do not meet the criteria in Opinion No. 30 for extraordinary treatment. The Statement's other provisions were required to be applied either to transactions occurring after May 15, 2002 or for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of the provisions of FASB No. 145 as of their effective dates did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Accounting for Costs Associated with Exit or Disposal Activities FASB Statement No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities,*" addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issues Nos. 88-10 and 94-3. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair value when the liability is incurred, rather than the previous recognition of a liability at the date that an entity committed to an exit plan. The provisions of this Statement were effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of Statement No. 146 as of January 1, 2003 did not have any material adverse or beneficial effect on the consolidated financial position or results of operations of the Company.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others The FASB issued its Interpretation 45 ("FIN 45"), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* which addresses a guarantor's measurement and recognition of its liabilities under certain guarantee transactions at inception and provides for new disclosures regarding the nature and extent of such guarantees. The disclosure requirements were effective for interim and annual financial statements ending after December 15, 2002. FIN 45's initial recognition and measurement provisions were effective prospectively; that is, for guarantees issued or modified on or after January 1, 2003. The adoption of the disclosure provisions of this Interpretation as of December 31, 2002 had no material adverse or beneficial effect on the consolidated financial position or results of operations of the Company. Furthermore, the adoption of the Interpretation's measurement and recognition provisions as of January 1, 2003 did not have any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Consolidation of Variable Interest Entities FASB Interpretation 46 ("FIN 46"), "*Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,*" provides a new framework for identifying variable interest entities ("VIE's") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires that if a business enterprise has a controlling financial interest in a VIE, the assets, liabilities and results of the activities of the VIE must be included in the consolidated financial statements of a business enterprise. This interpretation also requires existing unconsolidated VIE's to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. VIE's that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 was effective immediately for VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. It applied in the first fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. This Interpretation does not apply to securitization structures that are qualified special purpose entities as defined within FASB Statement No. 140. Management does not believe that adoption of this Interpretation has had, or will have, any material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Amendment of FASB Statement No. 133 The FASB issued its Statement No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities,*" which amends and clarifies accounting and disclosure for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FASB Statement No. 133. This Statement was effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. Adoption of this Statement did not have a material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

Financial Instruments with Characteristics of both Liabilities and Equity FASB Statement No. 150, "*Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,*" provides new rules on the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. Such financial instruments include mandatorily redeemable shares, instruments that require the issuer to buy back some of its shares in exchange for cash or other assets, or obligations that can be settled with shares, the monetary value of which is fixed. Most of the guidance in FASB Statement No. 150 was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 30, 2003. Adoption of this Statement had no material adverse or beneficial effect on the Company's consolidated financial position or results of operations.

NOTE N – COMMUNITY FIRST BANCORPORATION (PARENT COMPANY ONLY)

	December 31, 2003	December 31, 2002
Condensed Balance Sheet		
Assets		
Cash	$ 821,852	$ 815,258
Investment in banking subsidiary	21,706,666	19,262,897
Other assets	8,776	6,697
Total assets	$ 22,537,294	$ 20,084,852
Liabilities		
Other liabilities	$ -	$ -
Shareholders' equity	22,537,294	20,084,852
Total liabilities and shareholders' equity	$ 22,537,294	$ 20,084,852

	Years Ended December 31, 2003	2002	2001
Condensed Statement of Income			
Income			
Interest income	$ 13,093	$ 15,285	$ 32,540
Other income	2,875	8,297	8,520
Total income	15,968	23,582	41,060
Expenses			
Other expenses	41,779	43,281	26,988
Total expenses	41,779	43,281	26,988
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(25,811)	(19,699)	14,072
Income tax expense (credit)	(8,776)	(6,697)	4,784
Equity in undistributed earnings of banking subsidiary	3,022,004	2,774,798	1,896,031
Net income	$ 3,004,969	$ 2,761,796	$ 1,905,319

Condensed Statement of Cash Flows

	Years Ended December 31,		
	2003	2002	2001
Operating activities			
Net income	$ 3,004,969	$ 2,761,796	$ 1,905,319
Adjustments to reconcile net income to net cash (used) provided by operating activities			
Equity in undistributed earnings of banking subsidiary	(3,022,004)	(2,774,798)	(1,896,031)
Increase in other assets	(2,079)	(6,697)	-
(Decrease) increase in other liabilities	-	(4,942)	3,405
Net cash (used) provided by operating activities	(19,114)	(24,641)	12,693
Financing activities			
Repurchase and cancellation of common stock	-	-	(358,786)
Exercise of employee stock options	32,242	96,071	52,593
Payment of cash in lieu of fractional shares for stock dividend	(6,534)	(12,281)	-
Net cash provided (used) by financing activitie	25,708	83,790	(306,193)
Increase (decrease) in cash and cash equivalents	6,594	59,149	(293,500)
Cash and cash equivalents, beginning	815,258	756,109	1,049,609
Cash and cash equivalents, ending	$ 821,852	$ 815,258	$ 756,109

Board of Directors, Community First Bancorporation and Community First Bank

Dr. Larry S. Bowman .... Orthopedic Surgeon,
Vice Chairman — Blue Ridge Orthopedic Association, P.A.

William M. Brown .... President and Chief Executive Officer,
Secretary — Lindsay Oil Company, Inc.

Robert H. Edwards .... President, Edwards Auto Sales, Inc.

Blake L. Griffith .... President, Griffith Properties, LLC

John R. Hamrick .... President, Lake Keowee Real Estate, Inc. and President, John Hamrick Real Estate

James E. McCoy .... Plant Manager, Walhalla, Timken Company (Manufacturing)
Chairman

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer and Treasurer, Community First Bancorporation and Community First Bank

Gary V. Thrift .... President, Thrift Development Corporation (General Contractor) and Vice President, Thrift Group, Inc. (Building Supplies)

James E. Turner .... Chairman of the Board, Turner's Jewelers, Inc.

Charles L. Winchester .... President, Winchester Lumber Company, Inc.

Officers, Community First Bancorporation

Frederick D. Shepherd, Jr. .... President, Chief Executive Officer and Treasurer

William M. Brown .... Secretary

Anderson Area Advisory Board, Community First Bank

Greg Cole .... Owner, Upstate Electric Motor Service Company

Dr. Don C. Garrison .... Retired; formerly President of Tri-County Technical College

John M. Geer, Jr. .... Retired, formerly District Manager, Duke Power Company

Lance Gray .... Vice President, Gray Mortuary, Inc.

James R. "Jimmy" Rogers .... Owner, Rogers Outdoor Equipment, Inc.

Dr. William K. Stringer .... Veterinarian, Stringer Animal Hospital

Officers and Employees, Community First Bank

Frederick D. Shepherd, Jr.	President, Chief Executive Officer and Treasurer
Larry A. Dellinger	Senior Vice President
Jeffery A. Griffith	Senior Vice President
Benjamin L. Hiott	Senior Vice President
Faye K. Meares	Senior Vice President
David L. Peters	Senior Vice President
Roy W. Phillips, Jr.	Senior Vice President
William M. Steele	Senior Vice President
James A. Atkinson	Vice President, Internal Auditor/Compliance
John F. Day	Vice President
Daniel J. Maw	Vice President and Mortgage Loan Officer
Sandra D. Gravley	Assistant Vice President and Loan Operations Officer
Carol G. Wilson	Assistant Vice President and Operations Officer
Sheila L. Galloway	Assistant Cashier and Deposit Services Officer
James H. Shoemaker	Assistant Cashier and Office Manager
Cynthia J. Smith	Human Resources and Marketing Officer
J. Andy Machen	Loan Officer
Raymond S. Witt	Loan Collections
Beverly G. Flavell	Office Manager
Scot S. Frith	Office Manager
Laura L. Adams	Customer Specialist
Tracy L. Brooks	Customer Specialist
Tracy E. Burrell	Loan Specialist
Shirley C. Cagle	Customer Specialist
Mary E. Cannon	Customer Specialist
Vivian M. Clark	Operations Specialist
Amy C. Cobb	Customer Specialist
Linda L. Dean	Customer Specialist
Carol P. Dyar	Senior Customer Specialist
April L. Edwards	Loan Specialist
Rhonda P. Fowler	Loan Specialist
Nettie M. Graber	Customer Specialist
Carol A. Greer	Loan Specialist
Laura M. Haley	Customer Specialist
Jessica J. Heath	Customer Specialist
A. Beth Henson	Operations Specialist
Sherry B. Hopkins	Accounting Specialist
Pennie S. Hundley	Mortgage Loan Specialist
Susan E. Kaplar	Senior Customer Specialist
Renee J. Kelley	Accounting Specialist
Sandra T. King	Customer Specialist
Sandy R. Lusk	Customer Specialist
Jennifer N. Martin	Customer Specialist
Tracey V. McSwain	Customer Specialist
Judy A. Miller	Senior Customer Specialist
Sylvia T. Nichols	Operations Specialist
Kathleen A. Omick	Customer Service Representative
Amy B. Partain	Customer Specialist
Esther C. Perez	Customer Specialist
Serena D. Reid	Customer Service Representative
Martha A. Rholetter	Customer Specialist
Patricia M. Roberts	Customer Specialist
Rachel M. Rogers	Customer Service Representative
Jessica L. Roper	Operations Specialist
Kathy M. Rowland	Operations Specialist
Tonya M. Stamey	Senior Customer Specialist
Tracey R. Stone	Customer Service Representative
Beth K. Stroud	Customer Specialist
Karen P. Thompson	Customer Service Representative
Amanda W. Watkins	Customer Specialist
Crystal D. White	Senior Customer Specialist
Joyce C. Winkler	Customer Service Representative

Stock Transfer Agent

Community First Bank
Attn: Benjamin L. Hiott, Senior Vice President
Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105

This Annual Report serves as the **ANNUAL FINANCIAL DISCLOSURE STATEMENT** furnished pursuant to Part 350 of the Federal Deposit Insurance Corporation's Rules and Regulations. **THIS STATEMENT HAS NOT BEEN REVIEWED, OR CONFIRMED FOR ACCURACY OR RELEVANCE, BY THE FEDERAL DEPOSIT INSURANCE CORPORATION**. Community First Bancorporation will furnish free of charge a copy of the Annual Report on Form 10-KSB filed with the Securities and Exchange Commission upon written request to Frederick D. Shepherd, Jr., President, Community First Bancorporation, Post Office Box 1097, Walhalla, South Carolina 29691. The Form 10-KSB is also available on the Securities and Exchange Commission's website at www.sec.gov

COMMUNITY FIRST
BANCORPORATION

Post Office Box 1097
Walhalla, South Carolina 29691
(864) 638-2105